As filed with the Securities and Exchange Commission on June 28, 2000

                                                                File No. 0-30584
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS


                                 AMENDMENT NO. 6

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             OPEN DOOR ONLINE, INC.
                 (Name of Small Business Issuer in its charter)


              New Jersey                                05-0507504
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
     incorporation or organization)


        46 Old Flat River Road,
        Coventry, Rhode Island                            02816
(Address of principal executive offices)                (Zip Code)



                    Issuer's telephone number (401) 397-5987



       Securities to be registered pursuant to Section 12(g) of the Act:

        Title of each class                  Name of each exchange on which
         to be registered                each class of stock is to be registered
         ----------------                ---------------------------------------
Common Stock, par value $.0001 per share


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

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                                TABLE OF CONTENTS

PART I                                                                      Page
                                                                            ----
ITEM 1.   Description of Business .......................................     3

ITEM 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations............................    13

ITEM 3.   Description of Properties......................................    19

ITEM 4.   Security Ownership of Certain Beneficial Owners
          and Management ................................................    20

ITEM 5.   Directors, Executive Officers, Promoters and
          Control Persons ...............................................    21

ITEM 6.   Executive Compensation.........................................    25

ITEM 7.   Certain Relationships and Related Transactions.................    26

ITEM 8.   Description of Securities......................................    26

PART II

ITEM 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters....................    27

ITEM 2.   Legal Proceedings..............................................    29

ITEM 3.   Changes in and Disagreements with Accountants..................    30

ITEM 4.   Recent Sales of Unregistered Securities........................    30

ITEM 5.   Indemnification of Directors and Officers .....................    33

PART F/S  ...............................................................    34

PART III

ITEM 1    Index to Exhibits..............................................    62

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

(a)  BUSINESS DEVELOPMENT

     (1) FORM AND YEAR OF ORGANIZATION

     Open Door Online, Inc., formerly known as Genesis Media Group, Inc., was incorporated under the laws of the state of New Jersey on June 20, 1987. We use the Internet in operating a music recording, distribution and publishing business.

     (2) ACQUISITION AGREEMENT

     On June 4, 1999 the parties agreed to and on June 17, 1999 executed, a Plan of Exchange and Acquisition Agreement, which is described later in this registration statement as the "Acquisition Agreement," between Open Door Records, Inc., a Rhode Island corporation, and Genesis Media Group, Inc., a New Jersey corporation. This exchange was intended to qualify as a tax-free reorganization pursuant to section 351 of the Internal Revenue Code of 1986, as amended. Pursuant to the Acquisition Agreement, Genesis Media Group declared a 1 for 30 reverse stock split of its existing shares and issued 7,000,000 shares of common stock in exchange for a contribution to Genesis Media Group of 1,000 shares of Open Door Records, which constituted 100% of the issued and outstanding stock of Open Door Records. This transaction caused Open Door Records to become a wholly owned subsidiary of Genesis Media Group. The transaction also caused the former shareholders of Open Door Records to become the controlling shareholders of Genesis Media Group, owning 7,000,000 shares, or 69%, of the total issued and outstanding shares of Genesis Media Group. As a result of this transaction, the shareholders of Open Door Records obtained control of Genesis Media Group's assets, which included office furniture and equipment, leased recording equipment and facilities, and the non-exclusive rights to a music library consisting of various artist titles. Genesis Media Group then changed its name to Open Door Online, Inc. The existing officers and directors of Genesis Media Group resigned, and new directors nominated by the former shareholders of Open Door Online were elected. Prior to the execution of the Acquisition Agreement, Genesis Media Group had operations in the record, movie and advertising business in southern California. Genesis Media Group's common stock was listed on the Over-The-Counter Bulletin Board (OTC:BB) market prior to the completion of the Acquisition Agreement. The stock continued to be so listed after the transactions in the Acquisition Agreement were complete. On December 6, 1999, however, we were de-listed from the OTC:BB and began trading on the Over-The-Counter pink sheets.

     This Disclosure Statement is being filed for the purpose of allowing Open Door Online, f/k/a Genesis Media Group, to re-establish listing on the Over-The-Counter Bulletin Market exchange.

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     (3) PRIOR MERGER OF GENESIS GROUP, INC. AND HOLLYWOOD  TELEVISION  NETWORK,
INC.

     Genesis Media Group, Inc., was a New Jersey corporation created from the combination of the assets of Hollywood Showcase Television Network, Inc. and Genesis Group, Inc. on August 17, 1997. The business of Genesis Group was originating, developing, producing and financing low budget motion pictures, with an emphasis on the action/adventure and family-comedy film genre.

     (4) DISCONTINUED BUSINESS

     Genesis Media Group maintained office space and operations in the Los Angeles, California area. The business of Genesis Media Group was originating, developing, producing and financing low budget motion pictures, with an emphasis on the action/adventure and family-comedy film genre. These motion picture projects typically had a budget of $1,000,000 to $5,000,000.

     Prior to the transactions provided for in the Acquisition Agreement, Genesis Media Group planned to expand this business and to increase utilization of its office and operational facilities. However, on June 30, 1999, new management of Genesis Media Group determined that developing and maintaining the capital expenditures and management intensity that were necessary to maintain and expand this type of business were not in the best interests of Genesis Media Group and its shareholders. Genesis Media Group cancelled certain outstanding orders for specialized production equipment. Then in conjunction with the Acquisition Agreement closing, Genesis Media Group's business operations were then terminated and the successor company, Open Door Online, is now disposing of the leased facilities and certain other operating assets of the former Genesis Media Group's business that will not be necessary for the normal intended operations of Open Door Online.

(b)  BUSINESS OF THE ISSUER

     (1) PRINCIPAL PRODUCTS OR SERVICES AND THEIR MARKETS

     OPEN DOOR MUSIC. In February of 1999, Open Door Records, Inc. created Open Door Music, an online music CD store. Our online CD store, located on the Internet at www.opendoormusic.com, offers over 250,000 music titles. To assist customers in making music selections, the web site contains product notes, reviews, related articles and sound samples and is open 24 hours a day, seven days a week. It offers its customers convenient and timely product fulfillment, including standard and overnight delivery options. Our web site provides an entertaining and informative resource enabling users to search and sample music and artist information interactively through sound and graphics, including online "sound stations" for each artist. Music posted on our web site in digital form is available for downloading using Real Audio(TM) "plug-ins." Visitors to the web site who are interested in the music they sample may purchase it immediately online.

     OPEN DOOR RECORDS. On November 21, 1997, Open Door Records, Inc. established its own record label, "Open Door Records." Subsequent to the acquisition of Open Door Records, Inc., we now use our web site, as well as traditional distribution channels to promote, distribute and sell original and licensed artists recordings. We intend to license master recordings from other record labels, acquire master recordings and publishing catalogs and sign artists to the record label. Through our web site, we intend to feature and promote individual artists and independent record labels.

     With respect to licensing master recordings from other record labels, we are in the process of creating compilation recordings for release as commercial items, corporate premiums for itself or outside clients, giveaways and other promotional uses. To date the record label has three active projects, none of which however we have entered into any formal agreements for as of this date. Nevertheless, we anticipate entering into agreements for the licensing of these projects prior to Fall 2000. Two of these projects are under consideration by outside clients and one has been approved and is in production. The two projects under consideration are for J.C. Penney and Hanes/Sara Lee, and projected commencement dates are tentatively set for January 1st, 2001. The WHJY Radio project has commenced meaning that requests for master licenses have been sent to the various record labels and music publishers. We have commenced negotiating the license fees with WHJY Radio, setting a budget, developing art and manufacturing the product. WHJY Radio plans to release the project in October 2000. In all cases, the client is responsible for the ultimate purchase and/or sale depending upon if it is to be used as a premium item or as a consumer product. An ongoing and active effort to secure other clients and projects of this nature is part of our operational plan for Open Door Records for the coming years.

     In an effort to acquire master recordings and publish catalogues, solicitation has been made to various individuals and organizations such as Zen Archer Music, Cross Eyed Cat Songs, SESAC, Motown and Spirit Music. To date, the record label has acquired the exclusive distribution rights to WMG Record's entire catalogue, which is comprised of six artists from Spirit Music. Under the terms of this distribution agreement, we are required to pay WMG Records, on a quarterly basis, 75% of the wholesale price of all WMG products it sells. The initial term of this agreement is for two years, with an expiration date of May 18, 2001. Thereafter, the agreement automatically renews for an additional one-year term, unless WMG Records exercises its option to terminate the agreement. In addition, we are in preliminary negotiations to acquire master recordings by Stephen Bishop and Robert Lamm from Spirit Music.

     We actively solicit the acquisition of publishing catalogues from all artists signed to Open Door Records. As of this date, we have secured the exclusive and entire right to 50% plus a 7.5% administration fee of all recorded copyright works owned by the music group No Soap Radio for the group's next four records. Under the exclusive recording contract, we are required to pay approximately $10,000 to the artists, 50% payable upon commencement of recording each album and 50% upon approval and delivery of the album as an advance charged against, and recoupable from, all royalties the artists receives from record sales. Royalties received by the artists range from 6% to 13.5% on each sale. The initial term of this agreement expires nine months after delivery of the last master recordings comprising the artists' current recording obligations.

The artists anticipate delivering the master recordings by then end of May 2000, with a release set for Fall 2000. Thereafter, we have the option to renew the agreement for an additional term, whereby the artists will be obligated to produce another recorded work. We have three such options, one of which has already been exercised, thus giving us rights to the artists next four records including the recorded work in production at this time. All subsequent optional terms of the agreement expire nine months after delivery of the last master recordings comprising the artists' recording obligations for each optional term.

     On October 4, 1999, we entered into an agreement with Intershow Records, Inc. whereby were granted an exclusive license to exploit two master recordings of The Harlem Gospel Singers and Queen Esther Marrow. In exchange for this license, we are required to pay $75,000 in advances to Intershow records, payable by installments with the last advancement due on August 1, 2000. We receive 70% of the wholesale price for each CD sold, and the artist receives 30% after recoupment of all advances and expenses. With respect to non-Internet related exploitation of the recordings, the license granted to us is limited to the territories of the United States, Canada and Mexico. There is no territorial restriction on Internet exploitation of the recordings. The agreement expires on August 1, 2002, after which we would have to renegotiate a new contract in order for Open Door Records to continue exploiting the recordings.

     On June 1, 1999, we signed an exclusive distribution agreement with the music artist "Jeru." Under the agreement, we are granted the exclusive right to manufacture and distribute the artist's record "Jeru the Damaja Presents the Supa-Human Klik Featuring MizMarvel" and any other records produced during the term of the agreement for a two-year period. In exchange, we are required to pay recoupable advances up to $25,000 for the artist's promotional expenses. After recoupment of all advances, the royalty split on the wholesale purchase price of the CD's is 50% for us and 50% for the artist. The initial term of the agreement is for two years, after which the agreement automatically renews for an additional one-year period unless the artist opts not to renew the agreement by written notice to us prior to expiration of the agreement.

     On July 1, 1999, we entered into an agreement with Live on the Net whereby Live on the Net is granted the exclusive right to broadcast Open Door Records artist performances on its website for a two year term. We are allowed to keep 100% of any advertising revenues we generate. Live on the Net is granted the right to use our trademarks and other intellectual property in its programming and archiving. The agreement expires on July 1, 2001, after which time we will have to renegotiate a new agreement for the continued performance of these services.

     Bowvau Records, Inc., owned by super DJ Quincy Vaughn, has joined the Open Door Online distribution family. We entered into a two-year distribution agreement with Bowvau Records on April 12, 1999, whereby we were made the exclusive distributor of Bowvau's music productions. We are required to pay Bowvau Records, on a quarterly basis, 75% of the wholesale price of all Bowvau music products we sell. The agreement automatically renews for successive one year terms unless Bowvau Records elects to terminate the agreement by giving us thirty days written notice.

     OPEN DOOR STUDIOS. As part of the Open Door Records division, we recently opened our own digital recording studio to be utilized for both our own in-house recording projects and outside commercial recording projects.

     (2) DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES:

     We have designed an ordering system we believe is easy-to-use and simple to understand. At any time during a visit to our web site, a customer can click on the "order now" button to place an item in his or her personal shopping cart. The customer can continue to shop the website, adding chosen items. When the customer is ready to submit an order, he or she simply returns to the order page and chooses a shipping method. We offer shipping services by the U.S. Mail, 2-Day Federal Express or Federal Express Overnight. If not previously registered with us, a customer is prompted to register at the time of purchase and enter his or her name, address and password so that we can update our database.

     The customer has the option of securely submitting credit card information on-line or calling or faxing the information to the Open Door Music Customer Service Department. We also offer the option of payment by check or money order. By assigning a password to every buyer, our ordering process facilitates repeat business by eliminating the need to re-submit credit card and shipping information for subsequent orders. We keep customers informed regarding the status of their orders, receipt and shipment of each order and whether an item is back-ordered.

     We primarily use Sound Delivery, a division of Valley Media, Inc., as a third-party fulfillment operation to ship CDs, cassettes, and our other products. We anticipate using Baker and Taylor to supply CDs, cassettes and related items purchased at our web site if these items are unavailable through Sound Delivery. All inventory is owned and stored by Sound Delivery and Baker and Taylor. Twice daily, we batch customer orders and electronically transmits them to Sound Delivery. We use a secure network through which we transmit data to Sound Delivery, thereby helping to ensure customer security as well as data integrity. Sound Delivery picks, packs and ships customer orders in Open Door Music boxes, and charges us the negotiated rates for merchandise, shipping and handling.

     Customer payment is received utilizing a third-party credit card processor, First USA, Inc. If a customer's selection is not in stock, we will notify the customer of the backlogged items. We believe that high levels of customer service and support are critical to the value of our services and to retaining and expanding our customer base. Our Customer Service representatives are available from 10:00AM. to 10:00 PM EST on weekdays, and 10:00 AM to 6:00 PM on weekends.

     Open Door Records uses traditional retail music stores, as well as online Internet music stores to distribute the record label's music productions.

     (3) STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE

     We have no new publicly announced products or services for either Open Door Music or Open Door Records.

     (4) COMPETITIVE BUSINESS CONDITIONS

     The market for Internet content providers is highly competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of web sites on the Internet competing for consumers, attention and spending has proliferated. With little or no substantial barriers to entry, we expect that competition will continue to intensify. With respect to competition for consumers' attention, in addition to intense competition from Internet content providers, we face competition from traditional media such as radio, television and print.

     With respect to recorded music sales, Open Door Music competes with numerous Internet retailers, including traditional music retail stores, chains and mega-stores, mass merchandisers, consumer electronics stores and music clubs.

     The US record industry grew to $8.7 billion dollars in the 1997 annual survey completed by the National Association of Recording Manufacturers. The report reflects CD sales of approximately $7.5 billion of the total annual record industry revenue. The total of new releases grew by 36.2% in 1997 and 34.6% in 1996. We believe this trend is continuing and only assists companies who are growth and artist oriented. The 1999 year end report published by RIAA, another record industry association, reflects the US markets growth to approximately $15 billion annually. The advent of Internet sites, attributed to what were previously mail order houses and record clubs is providing the majority of competition along with the newcomers CDNOW.com and Amazon.com. The mail order sites comprised 14.3% of the total market while the Internet provided 0.3% in 1997. The interim 1999 report shows that Internet music sales had increased to a 15.8% market share.

     The top 5 independent retail music Internet sites, according to Forbes Magazine (11/15/99 issue) ranks Launch Media number one in sales with $17 million annually. Other competitors range from $9.9 million to $1.4 million.

     We believe that the primary competitive factors in providing music entertainment products and services via the Internet are name recognition, variety of value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise and experience.

     Many of our current and potential competitors in the Internet and the music entertainment businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we do.

     With respect to the recording industry, Open Door Records competes with major and other independent record labels in signing individual artists and groups to its record label. Some of the independent record labels Open Door Records competes with include TVT, Aftermath, Cash Money, Republic, Righteous

Babe, Ruff Ryder and Rounder Records. Competition from the major recording labels includes the five major labels of Sony, Universal, WEA, EMI and BMG. Success in this industry is often based on the ability of the record label to move decisively and quickly on music trends, artist signings and promotion. Open Door Records may not be able to compete with other record labels that have larger advertising and promotion budgets. Therefore, there is no guarantee that we can successfully compete in this industry.

     Our future success will depend heavily upon our ability to provide high quality, entertaining content, along with cutting edge technology and value added Internet service. Our failure to compete successfully in the music entertainment business would have a material adverse effect on our business, results of operations and financial condition. We currently have no significant market penetration for any services provided by any of our divisions.

     (5) PRINCIPAL SUPPLIERS

     On August 26, 1998, we entered into an agreement to use Sound Delivery, a division of Valley Media, Inc., to fill all online orders of CDs, cassettes and other related products. This agreement has a two-year term and therefore expires on August 26, 2000. At that time, we intend to renegotiate a new agreement prior to the expiration of the agreement's current term. We intend to use Baker and Taylor, another supplier, to fill customer orders if and to the extent that Sound Delivery is unable to do so, or in the event we are unable to renegotiate a second term with Sound Delivery. Nevertheless, as of this date, we have not entered into any contracts with Baker and Taylor for the performance of such services. All inventory is owned and/or stored by Sound Delivery and Baker and Taylor.

     (6) DEPENDENCE ON MAJOR CUSTOMERS

     We are not currently dependent on any major customers for either of our business divisions. The Internet has changed the way people shop by providing convenience and the ability to shop without leaving their home or office. We believe customers will log on to several sites searching for entertainment products and services, and we hope that customers will look to our web site due to its user-friendly environment and wide variety of products and services.

     (7) INTELLECTUAL PROPERTY

     SECURITY. We use an electronic data interchange, or "EDI", interface to ensure the security of customer credit cards transactions and other order information shared with our order fulfillment partner and third party billing company, Sound Delivery. Currently, Sound Delivery owns the EDI interface we utilize. Under our distribution agreement with Sound Delivery, we are allowed the non-exclusive use of the EDI for the term of the agreement, which expires in August 2000. The agreement does not automatically renew for successive terms, and therefore we will have to renegotiate a new agreement with Sound Delivery, or enter into an agreement with another distributor. While we believe we could find with little difficulty another distributor to provide secured order fulfillment services in the event we are unable to renegotiate a new agreement with Sound Delivery, there is no guarantee that we will find such a distributor.

     (8) GOVERNMENTAL APPROVAL

     At this point in time, there is no need for government approval of our principal products or services.

     (9) PROBABLE GOVERNMENTAL APPROVAL AND REGULATION

     We are unaware of any existing governmental regulations of our business, including the business of our divisions, as presently conducted. In the future, we expect to be subject, both directly and indirectly, to various laws and regulations relating to its business, although there are few laws or regulations directly applicable today to access to the Internet. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations will be adopted governing commerce on the Internet. Such laws and regulations may cover issues such as user privacy, pricing, content, copyrights, distribution, sales and other use taxes and characteristics and quality of products and services. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The enactment of any additional laws or regulations could impede our ability to conduct our business, and could also impede the growth of the Internet generally. Either or both of these events could, in turn, decrease the demand for our business, or otherwise have an adverse effect on us. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, contests and sweepstakes, libel, personal privacy, rights or publicity, language requirements and content restrictions, is uncertain and could expose us to substantial liability.

     In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association has recently filed a petition with the FCC for this purpose. The growing popularity and use of the Internet has burdened the existing telecommunications infrastructure, and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions are granted, or if the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet.

     Any such new legislation, regulation, application or interpretation of existing laws could have an adverse effect on our business, results of operations and financial condition. U.S. and foreign laws regulate certain uses of customer information and development and sale of mailing lists. We believe that it is in material compliance with such laws, but new restrictions may arise in this area that could have an adverse affect on Open Door Online.

     (10) RESEARCH AND DEVELOPMENT

     During 1998 and 1999, Open Door Online and its predecessors did not engage in any research and development activities.

     In the future, we intend to establish a small research and development team composed of our current employees, along with a network of outside industry experts, who will develop and adopt new products and Internet services. The current budget for this area is less than one hundred thousand dollars over the next two years.

     (11) COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

     We anticipate that we will have no material costs associated with compliance with federal, state or local environmental law.

     (12) EMPLOYEES

     We currently have four (4) full time employees and thirteen (13) part-time employees. These are the employees used for either Open Door Music or Open Door Records. All of these employees have been hired on an "at-will" basis, and thus are not under contract for any definite term. However, Open Door Online has entered into employment agreements with certain of its officers and directors.

     On November 15, 1999, we entered into three-year employment agreements with Messrs. DeBaene and Carley. Under the agreements, each is entitled to receive a base annual salary of $95,000 during the period of November 15, 1999 to December 31, 2000. The salary will be increased annually, effective January 1st of each year, except in year one, by an amount of 13% or higher as determined by the Board of Directors. In addition to the base salary amounts, each of Messrs. DeBaene and Carley will receive incentive bonuses ranging from 1-3% of our after-tax profits, standard benefits such as health and life insurance, disability payments and reimbursement of reasonable business expenses.

     On March 1, 2000, we entered into three-year employment agreements with Mr. Birmingham and Ms. Barbone. Under the agreements, each is entitled to receive a base annual salary of $75,000 during the period of March 31, 2000 to December 31, 2000. The salary will be increased annually, effective January 1st of each year, except in year one, by an amount of 13% or higher as determined by the Board of Directors. In addition to the base salary amounts, each will receive incentive bonuses ranging from 1-3% of our after-tax profits, standard benefits such as health and life insurance, disability payments and reimbursement of reasonable business expenses.

     We may terminate any of the employment agreements for cause, as defined in the agreements, or without cause. In addition, the employee may terminate the agreement for "good reason" or upon the occurrence of a "change in control", as both terms are defined in the agreements. In the event we terminate the employment agreement without cause, the employee terminates the agreement for "good reason", or upon the death or disability of the employee at any time prior to the end of the term of the agreement, the employee is entitled to receive a severance payment in an amount equal to the balance of the employee's base salary due through the balance of the term of the agreement.

     Competition for qualified personnel in certain areas of our industry is intense, particularly among software development and other technical staff. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

(c)  REPORTS TO SECURITY HOLDERS

     Prior to filing this Form 10-SB, we were not required to deliver annual reports. On January 4, 2000, however, we became a reporting company, subject to the reporting requirements set forth under the 1934 Securities Exchange Act. We anticipate filing Forms 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials as they come due. In addition, Paragraph 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own 10% or more of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission if we and our equity securities meet certain requirements.

     As of this date, we have not received or reviewed any filings under Section 16(a) from such individuals, including any filing on Forms 3, 4 or 5. If we issue additional shares, we may file additional registration statements for those shares.

     Also, to the extent we are required in the future to deliver annual reports by the rules or regulations of any exchange upon which our shares are traded, we intend to deliver annual reports. If we are not required to deliver annual reports in the future for any reason, we do not intend to go to the expense of producing and delivering such reports. If we are required to deliver annual reports, they will contain audited financial statements as required.

     The public may read and copy materials contained in our files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

     (13) The Securities and Exchange Commission has notified management that it believes that the private placements issued in August and September 1999 were issued without a valid exemption from registration. Although management relied on the opinions of counsel in the issuance of these shares relying Rule 504 of Regulation D of the Securities Act of 1933 management concurs with the Commission that these issuances were not in compliance with Section 5 of the 1933 Act. Further, the investors may have a right of rescission, pursuant to
Section 12 of the 1933 Act, to recover the consideration paid for such securities. The maximum liability is $558,000 based on 116,667 common shares at a sales price $1.20 and 557,333 common shares at a sales price of $0.75. Management intends to rectify the problem by filing a registration statement on

Form SB-2 or equivalent as soon as possible after this Form 10-SB is rendered complete by the issuance of a no comment letter from the Commission. A contingent liability of $558,000 has been disclosed in this Form 10-SB.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein should be read in conjunction with the financial statements of Genesis Media Group, Inc. for the two years ended December 31, 1998 and the six months ended June 30, 1998 and 1999, Open Door Records, Inc. for the year ended December 31, 1998 and the six months ended June 30, 1999 and 1998, and the financial statement of Open Door Online, Inc. for the nine months ended September 30, 1999 and 1998, respectively, and the related notes to each statement appearing elsewhere in this Form 10-SB. In addition to historical information, the following discussion and other parts of this Form 10-SB contains forward-looking information that involves risks and uncertainties. Actual results could differ materially from those anticipated by this forward-looking information due to factors discussed in other sections of this Form 10-SB.

HISTORICAL

     Our historical financial data presented below has been derived from the financial statements of Open Door Online and its predecessors, including the notes thereto, appearing elsewhere herein.

     The financial data includes the results of operations of Open Door Online, Inc. for September 30, 1999, Open Door Records, Inc. for September 30, 1998 and the results of operations of Genesis Media Group, Inc. and its predecessor, Hollywood Showcase Television Network, Inc. for 1998 and 1997.

                                  September 30,              December 31,
                             -----------------------   -------------------------
                                1999         1998         1998          1997
                             -----------   ---------   -----------   -----------
Summary of Operations
Net Revenues                 $   191,064   $      --   $   521,562   $   829,985

  Cost of Sales                  118,385      81,564         3,196
    Gross Profit                  72,679     439,998       826,789
      Operating Expenses         223,917       8,729     6,172,837       575,031
  Net Profit (Loss)             (151,238)     (8,729)   (5,679,336)      151,055
Summary Balance Sheet Data
  Total Assets               $14,918,974   $  96,622   $ 3,318,930   $ 2,218,216
  Total Liabilities            1,518,780      33,076       558,241       180,941
  Shareholder's Equity        13,400,194      63,546     2,760,689     2,037,275

1997 AND 1998

     The operations of the company for 1998 and 1997 are those of Genesis Media Group, Inc., and its predecessor, Hollywood Showcase Television Network, Inc.
The business of those entities was editing and production of movie and television media and commercial advertising. Genesis Media Group was unable to either generate sufficient liquidity or capital to expand its base of operations and acquire the necessary infrastructure to attract large production engagements. The primary sales revenue came from editing of advertising for various television media. The expansion of the business would have required substantial outlays of capital for additional state of the art editing and production equipment. The production business is highly competitive and requires continual updating of production techniques. Most contracts are awarded by competitive bid to companies with demonstrated capability and personnel. Most contracts obtained by Genesis Media Group were relatively short term in duration and did not include the feature film market, which could extend beyond one year in duration. Genesis Media Group was not able to develop its record library for use in the production of films or television entertainment due to a lack of working capital to develop and release such music.

     Genesis Media Group did not have sufficient sources of capital or liquidity to allow it to pursue its intended business lines with the intensity and stability that was needed to compete in the west coast entertainment industry.

     The business of Genesis Media Group was labor intensive in that they required skilled technicians to operate the production and editing equipment. As a result, the labor costs per hour of Genesis Media Group were greater than those found in less skilled industries.

     These factors were the major contributing circumstances, which lead Genesis Media Group to enter into the Acquisition Agreement. In conjunction with the Acquisition Agreement, the new management of the company abandoned those operations upon completion of certain contracts in process and elected to pursue its own business plan and implement the Internet operations and expand the distribution operations of Open Door Online, Inc., acquired in the exchange with Open Door Records, Inc.

     Therefore, we do not believe that the historical results of operations of Genesis Media Group and its predecessor are indicative of the future operations of Open Door Online, Inc.

1999

     The operations of Open Door Online, Inc., subsequent to the exchange, effective June 30, 1999, through the quarter ended September 30, 1999 consisted primarily of three phases.

     The first phase was to wrap up the operations of the predecessor, Genesis Media Group, Inc., to which the company completed open contracts as required, laid-off all Genesis Media Group, Inc. employees and set about an orderly liquidation of the owned and leased equipment.

     The winding up of business of Genesis and continuing operations of Open Door resulted in an operating loss for the quarter ended September 30, 1999 of $58,407. In conjunction with the acquisition of Genesis the Company established of a $500,000 reserve was provided for the liquidation of the lease obligations of Genesis that existed at the date of the combination as presented in the table below.

              Lessor                    Lease Balance          Reserve
              ------                    -------------          -------
         Colonial Pacific                  $170,267           $170,267
         Granite                             86,541             86,541
         Eldorado                           133,234            133,234
         Bombardier *                       132,999            109,958
                                           --------           --------
         Total                             $523,041           $500,000
                                           ========           ========

* Portion of the lease was expected to be reduced by a sub lease agreement

     Second, we devoted substantial resources to completion of our web based business sites and related programs, processing applications and marketing plans. Portions of the Internet structure were up and operating in August, 1999. However, we continue to add more services and products as quickly as possible to capture a significant market share of the home entertainment and music distribution markets while implementing our Internet sales presence.

     Third, we devoted our time and resources to raising liquidity, assembling a management team and developing strategic alliances with artists, managers and promoters. During this period we raised approximately $558,000 of new equity/liquidity.

RESULTS OF OPERATIONS

     From inception to September 30, 1999, revenues have primarily been derived from the commercial operations of Open Door Studios and from sales of CD's from our distribution division, Open Door Records, and from. Minimal other income was derived from sales of merchandise at locally sponsored concerts.

COST OF SALES

     Cost of Sales primarily represent website operating costs, CD and fulfillment operations and artist record promotions and royalties. Website operating costs include Internet development, design and programming, connectivity charges and equipment. Future costs may include costs of acquisitions and development.

     Cost of Sales for the nine-month  period ended  September 30, 1999 for Open
Door Online, Inc. was approximately 62% of gross revenue. The operations of Genesis Media Group, the predecessor, were not comparative. As sales volume increases, the cost of sales, as a percentage of sales, should decrease since fixed costs are spread over a greater base.

SALES AND MARKETING

     Sales and marketing expense consists primarily of direct marketing expenses, promotional activities, salaries and costs related to website maintenance and development. We anticipate that overall sales and marketing costs will increase significantly in the future; however, sales and marketing expense as a percentage of net revenue may fluctuate depending on the timing of new marketing programs and addition of sales and marketing personnel.

     In the future, we anticipate that we will enter into arrangements with additional leading artists and record labels to secure distribution and marketing services and obtain rights to their music. Future expenses may include costs related to promotional events, which will be expensed in the period the event is held.

GENERAL AND ADMINISTRATIVE

     General and administrative expense consists primarily of salaries, legal and other administrative costs, fees for outside consultants and other overhead. General and administrative expense was approximately 94% of Revenue for the nine months ended September 30, 1999. It is anticipated that overall general and administrative expense will decrease as a percentage of Revenue as Revenue increases after this initial development stage.

INTEREST EXPENSE

     Net interest expense for the nine-month period ended September 30, 1999 was $8,224. Interest costs may increase in future periods as the Company expands through a combination of debt and equity offerings.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1999 we had approximately $78,580 of cash available to support operations. Historically we have financed our operations with short-term convertible debt or through the issuance of equity in the form of our common stock. Significant increases in capital will be required to fund our aggressive business plan and support the manufacturing and distribution requirements of our current artist distribution contracts. While there is no assurance that we will be successful in raising the required capital all indications through our current financing negotiations suggest that we will receive substantial capital. The Company is negotiating with Earnhardt and Co. to raise up to $3 million dollars in debt financing over the next twelve months. Their indications suggest we will receive up to $1 million by the end of June 2000. The required documents have been prepared and await their facilitation.

     A capital raise of $1,000,000 is sufficient to meet our needs during this fiscal year unless the cost of manufacturing and artists recoupables rise because of sales or marketing demands in excess of our internal projections. Our long-term capital needs will be from $3,000,000 to $5,000,000 and our totally dependent on the success of artists and our forthcoming Internet sales site and the affiliation agreements that are associated.

ACCOUNTS RECEIVABLE

     As of March 31, 2000 we had receivables that consisted of the sales from December 1999 and all of the sales from the first quarter of 2000. The 1999 receivables are being received and no allowance is required within 90 days. These receivables are from artists who continue to use the music production facilities. The receivables from the first quarter sales of recordings are not due to be received until the second quarter of 2000 per our agreement with Red Eye Distribution. We have no indication that Red Eye Distribution is unable or unwilling to pay us for the product shipped.

RECOUPABLE ARTIST ADVANCES

     Our distribution agreements with artists require us to pay certain costs up front for the artist. These costs, depending on the contract, may include promotion, production, manufacturing, advertising, travel, etc. All of these advances are to be received from the sales of the artist recordings before any payment to the artist is made. In some instances the artist is to receive 50% of the net wholesale price we receive, in others only 25% goes to the artist. We have no reason to believe that these recoupable costs will not be received. In the event that the artists music does not sell successfully to recoup these costs within six months of the release of the recording we will take a charge to earnings for these costs. This account contains four artists at this time with the majority being from Jeru whose latest release on February 22, 2000 has already sold enough for us to recover the majority of our costs when payment for these shipments is received during the second quarter of 2000. The other artist will be slower to recoup but only account for $10,277 of the total. The Company will not advance more than $20,000 in costs for any given artist unless the pre-orders for the artists next release exceed this amount. At no time will the Company advance costs that exceed the amount recoupable from the pre-orders plus $20,000. This method is in compliance with FASB 50 paragraph 10 relating advances against future royalties.

CONTINGENT LIABILITIES

     We have been advised that the issuance of free trading common stock in August and September of 1999 were issued without a valid exemption even though the Company relied on opinions of counsel for these issuances believing that the shares were exempt under Rule 504 of Regulation D of the Securities Act of 1933. The maximum liability is $558,000 based on 116,667 common shares at a sales price $1.20 and 557,333 common shares at a sales price of $0.75. It appears that the investors may have a right of rescission, pursuant to Section 12 of the Securities Act of 1933, to recover the consideration paid for such securities. The Company intends to file a registration for resale of these shares, shares underlying warrants, additional shares for the Employee Stock Option Plan and any others that are prudent on Form SB-2 or equivalent as soon as possible.

FUTURE PLAN OF OPERATION

     Open Door Online, Inc., has discontinued the production operations of the predecessor and focused on branding itself as a virtual "open door" bridging together artists and consumers from around the world and ultimately maintaining a loyal and appreciative entertainment community. Our objective is to build a global entertainment company offering a broad range of entertainment commerce related products and to deliver a wealth of original content in a highly personalized interactive context.

     We recognize that the nature and scope of our intended business will require substantial additional financing. To meet this requirement, we plan to finance our cash requirements through a combination of equity offerings and debt financing. This process will allow us to complete the initial phases of our Internet marketing plan. Once in place, we believe this should provide sufficient operating revenue to expand the other intended areas of our business.

     The Internet marketing arena is highly competitive. We believe that we are well placed to take advantage of this growing market and look to become more competitive in the entertainment and distribution sectors of that market.

     We will expand our workforce to meet our business plan and growth objectives while providing quality services and products.

     The overall plan of operation and objectives is detailed earlier in this Form 10-SB.

 YEAR 2000 DISCLOSURE

     We do not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at any of its facilities. All of our computer systems are new and have been Year 2000 compliant since their acquisition. We keep current with all updates and revisions with all software we currently use. It is anticipated that the software updates reflect required revisions to accommodate transactions in the Year 2000 and thereafter.

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. We do not believe that we have material exposure to the Year 2000 issue with respect to our own information systems since our existing systems correctly define the year 2000. We are currently unable to predict the extent to which the Year 2000 issue will affect our clients, customers and suppliers, or the extent to which any of them would be vulnerable to a failure to remediate any Year 2000 issues on a timely basis.

     In addition, most of the purchases on our web site are expected to be made with credit cards, and our operations may be adversely affected to the extent its customers are unable to use their credit cards due to any Year 2000 issues that are not rectified by their credit card vendors. In a worst case scenario, if our customers' computer systems or that of suppliers and vendors do not contain the necessary software updates to be Year 2000 compliant, a multitude of problems could occur which may include, among others, lost orders, merchandise not shipped or shipped to incorrect addresses and credit card purchases incorrectly credited or debited. As a result, we could lose customers, clients, and credibility, which could have a material adverse effect on our business and our financial condition. Such problems could occur with Sound Delivery, our supplier of music CDs, cassettes and other related products. We have not independently verified whether Sound Delivery is Year 2000 compliant, nor assessed the risk that this poses to our business. We have not taken any steps in preparation for a worst-case scenario if our customers or suppliers are not Year 2000 Compliant. We do not have, nor do we intend to create, a contingency plan to handle such an event.

     We have concluded, based on our review of our operations and computer systems that our computer programs and operations have not had any problems associated with the Year 2000 issue. However, we cannot guarantee that such problems will not arise in the future.

ITEM 3. DESCRIPTION OF PROPERTIES

     REAL PROPERTY. Our corporate headquarters are located at 46 Old Flat River Road, Coventry, Rhode Island. We lease our facilities and certain other equipment under operating and capital lease agreements. Our Metro Office is located at 206 Bryans Road, Hampton, New Jersey. Our recording studio is located at 40 Wilson Street, West Warwick, R.I. Each lease is month to month with a 30-day notice required for termination. All facilities have been upgraded to provide for a quality work and recording environment.

     EQUIPMENT. We currently own approximately $146,000 of equipment and leasehold improvements that are used in conjunction with our recording and production studio.

     MUSIC LIBRARY. We have a music library consisting of original and digitally mastered music media from numerous artists from the 1940's through the 1990's. We own certain of the master recordings in the Library, and have nonexclusive license rights to the rest of the recordings. We are currently in the process of purchasing those master recordings to which we currently have only the nonexclusive license rights. This library can be used to produce original singles and albums by the various artists, used to score motion picture productions, television productions and specialty productions. We intend to utilize this product through traditional CD production and sales and MP3 digital sales over the Internet. Pursuant to industry standards, we are obligated to pay artists royalties on units sold. We has valued this library at the lower of the appraised value or the present value of the estimated cash flow from the sale and utilization of these assets over the next three years, after consideration of production and distribution costs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS (1)

                                                        Shares
                                                     Beneficially    Percent of
Title of Class    Name/Address of Owner               Owned (ii)      Class (i)
--------------    ---------------------               ----------      ---------
Common            Don R. & Barrie M. Logan
                  23355 Gondor Drive
                  Lake Forrest, California 90710         545,530         4.83%

Common            DJS Investors (iii)
                  275 Crescent Street
                  West Bridgewater, MA 02379           2,205,000
                  and
                  Donna Petronelli
                  275 Crescent Street
                  West Bridgewater, MA 02379                            19.52%

Common            Thomas R. Carley
                  46 Old Flat River Road
                  Coventry, Rhode Island (D)           1,977,000        17.51%

Common            David N. DeBaene
                  46 Old Flat River Road
                  Coventry, Rhode Island (D)           2,995,280        26.53%

Common            Camille M. Barbone
                  206 Bryan's Ferry Rd.
                  Hampton, NJ 08827 (D)                  705,000         6.24%

Common            All Officers and Directors
                  over 5% per Individual               5,677,280        50.28%

Common            All Officers and Directors           5,677,280        50.28%

Notes: (1)   Includes only officers and directors subsequent to the June 30,
             1999 merger.
       (D)   Officer and Director of the Company
       (i)   All Percentages are calculated based upon 11,291,565 shares outstanding as of the date of the filing of this Form 10-SB.
       (ii)  All common shares are entitled to 1 vote per share. There are no other shares with voting rights.
       (iii) Donna Petronelli owns 100% of the shares of DJS Investors, and therefore is the beneficial owner of these shares. Her address is 275 Crescent Street, Bridgewater, MA 02379.

(b)  SECURITY OWNERSHIP OF MANAGEMENT

                                                       Shares
                                                     Beneficially     Percent of
Title of Class    Name/Address of Owner                 Owned         Class (1)
--------------    ---------------------               ----------      ---------
Common            David N. DeBaene                     2,995,280        26.53%
Common            Thomas R. Carley                     1,977,000        17.51%
Common            Camille M. Barbone                     705,000         6.24%

     (1) All percentages are calculated based upon 11,291,565 shares of common stock of Open Door Online issued and outstanding as of the date of filing of this Form 10-SB.

(c)  CHANGES IN CONTROL

     There is no arrangement, which may result in a change of control.

(d)  CURRENT SHARE ALLOCATION

     As of May 17, 2000, we had 1,275,744 free trading shares outstanding and 10,015,821 restricted shares outstanding for a total of 11,291,565 shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a)  IDENTITY OF DIRECTORS AND EXECUTIVE OFFICERS

     As of October 1, 1999, our directors and executive officers, their ages, positions, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

       Name              Age                       Position
       ----              ---                       --------
David N. DeBaene          41     President, Chief Executive Officer and Director
Thomas Carley             38     Vice President and Director
Edmond L. Lonergan        53     Director
Norman J. Birmingham      45     Treasurer and Chief Financial Officer
Steev Panneton            41     Secretary
Camille M. Barbone        48     Vice President and Chief Operating Officer

(1)  BUSINESS EXPERIENCE

     Mr. David DeBaene, one of the founders of Open Door Online, serves as its President and CEO. In June 1991, David DeBaene founded JD American Workwear, Inc., a publicly traded manufacturer and distributor of safety work wear, and currently serves as Chairman of the Board and Chief Executive Officer. Mr. DeBaene created four styles of industrial safety work pants, which are secured by individual patents. These products are distributed worldwide. Entrepreneur Magazine, in their November, 1994 issue recognized Mr. DeBaene as one of its featured "outstanding entrepreneurs." Mr. DeBaene is also a musician and played professionally for 10 years. Mr. DeBaene began serving as a director of Open Door Records, Inc. in June 1997 and has been one of our directors since June 17, 1999.

     Mr. Thomas Carley, one of the founders of Open Door Records, Inc., serves as a Vice President and member of our Board of Directors. Thomas Carley has actively been involved in the music industry as a freelance performer, as lead guitarist for 22 years with such acts as Magic Bus from 1976 through 1978, Avatar in 1979, Ritual from 1980 through 1986, Mill City Rockers during 1989 and 1990 and currently with a local Rhode Island group, Grumpy Old Men from1992 to current. During 1984 Mr. Carley was a studio musician in affiliation with Peter Holland, then a staff writer for RCA Records. During this period studio tracks were recorded for such artists as Tina Turner, Rick Springfield and Dionne Warwick. He began producing and acting as recording engineer for us upon signing his employment contract in November 15, 1999. Prior to joining Open Door Online, Mr. Carley was the owner and operator of C & C Contracting and Painting, a general contracting firm, securing both union and non-union contracts, from June 1988 to August 1997. Mr. Carley has been a director of Open Door Records, Inc., and subsequently Open Door Online, since June 1997.

     Edmond L. Lonergan, over the last five years, has been involved in business consulting and the insurance field. From February 1994 to July 1996, Mr. Lonergan was President of an Insurance Company called Insurance Providers of American. He was self-employed from July 1996 to May 1998, as a business consultant. Mr. Lonergan has owned and operated Corporate Architects, Inc., a merger and acquisition consulting business specializing in reverse mergers of private companies into inactive public companies, since May 1998. Mr. Lonergan has been a one of our directors since June 17, 1999.

     Norman J. Birmingham has served as President of Patina Corp., a holding company for construction demolition and asbestos abatement companies, since April of 1999. From September 1998 to January 1999, Mr. Birmingham served as Chief Financial Officer of Mediforce, Inc., a medical products company. He served as Chief Financial Officer for General Environmental Technologies, Inc., a holding company for three demolition companies, from January 1998 to September 1998. Mr. Birmingham was not employed from August 1997 to January 1998. From November 1995 to August 1997, he served as President and Chief Financial Officer for Westmark Group Holdings, Inc., a holding company for wholesale mortgage companies. In addition, he served as President of Heart Labs of America, Inc. from November 1995 to June 1996. Mr. Birmingham was President of Budget Services and provided accounting, tax and financial planning services from September 1986 to July 1997. Mr. Birmingham became an officer of Open Door Online in February 2000.

     Mr. Steev Panneton has served as Vice President of Manufacturing and New Product Development for JD American Workwear, Inc. since June 1991. He has also worked as a freelance commercial artist and illustrator for the past 10 years. He was elected a director of Open Door Records, Inc. in June 1997 and has served as one of our directors since June 17, 1999.

     Ms. Barbone has been involved in the music industry either as an artist manager, part owner of a recording facility or in management of music operations for over twenty-two years. She discovered Madonna in 1980, managing and developing her from 1980 through 1983. Bittersweet which later became Bailie & the Boys was discovered by Ms Barbone and she continued to develop the group through her management until 1980. She assisted others in getting a start in the music industry including musicians who were hired to play for or provide services to Madonna such as producer David Frank, soundtrack composer and drummer Steve Bray, and guitarist Paul Pesco all during the period from 1980 through1983. Ms. Barbone managed such acts as Birdbrain for TVT Records, Mistle Thrush for Egg Records and Apache for Emerald City Records, a division of Atlantic Records. Her last independent management endeavor, during this time, was as co-manager of Nona Hendryx for Polygram Music. From January 1995 to March 2000, Ms. Barbone owned and had been employed by August Artist Management, where she has managed several music artists. Miss Barbone was a one third owner of Longview Farm recording studio from 1993 to 1997. Notable clients included The Rolling Stones, Aerosmith, The Indigo Girls, Michael Bolton, The Monkees, J.Giles, Edgar and Johnny Winters. Camille also produced the Gospel segment of Woodstock `94 for a crowd of 350,000. She has lectured throughout the country at seminars, workshops, and conventions and has been interviewed by major newspapers, magazines and television specials such as 20/20, Entertainment Tonight and Fox News. Since March 2000, Ms. Barbone has served as one of our Vice Presidents as well as our Chief Operating Officer.

     All prior directors and executive officers of Genesis Media Group, Inc, our predecessor, tendered their resignations in conjunction with the Acquisition Agreement dated June 17, 1999.

     Our directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. Our officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board.

(b)  IDENTITY OF SIGNIFICANT EMPLOYEES

       Name             Age                       Position
       ----             ---                       --------
Timothy R. Dahler        29     Vice President Internet & Multimedia Development
                                & Production
Moses J. Calouro         29     Vice President Information Management Systems

     Mr. Dahler, over the last five years, has co-founded of Concept-Link, Ltd., a service bureau and Internet production corporation in Providence, Rhode Island. Mr. Dahler has integrated his knowledge of art and design with leading edge communications technology. Mr. Dahler has contracted with such companies as Fuji Film, USA, United Technologies, Samsonite, and Fleet Bank. He has extensive experience and commanding knowledge of both Microsoft and Macintosh operating systems and is a graduate of Roger Williams University.

     Mr. Calouro, over the last five years, has been operating Maritime Information System and currently operates an Internet portal for the Maritime Industry, Maritime Global Net at www.mgn.com. Mr. Calouro has over seven years experience producing and maintaining Internet applications and database servers. He has contracted with such companies as Motorola, Lloyd's of London, Arco, and AT&T.

(c)  SIGNIFICANT CONSULTANTS

     BRIDGEWATER MANAGEMENT GROUP INC. Bridgewater Management Group Inc. has been instrumental in the creation and implementation of the Internet activities of Open Door Online Inc. The services Bridgewater Management Group has provided for Open Door Online include coordination of Internet activities, research and development of current and future Internet ventures, identifying potential acquisition candidates, and general corporate strategic guidance. For each of the services performed, Bridgewater Management Group has acted, and will continue to act, in the capacity of a consultant. It is anticipated that Bridgewater Management Group Inc. will continue to play an important role in the coordination and growth of the Open Door Music division.

     PAT ROGERS. Ms. Rogers brings well over twenty years of experience in music publishing and licensing. The services that Ms. Rogers has provided for Open Door Online include consultation services in music publishing for film and television, consultation services with respect to new emerging technologies such as MP3 and other digital download technology, and has assisted Open Door Online in its composer/artist relations. For each of the services performed, Ms. Rogers has acted, and will continue to act, in the capacity of a consultant. It is anticipated that Ms. Rogers will play an important role in the future publishing activities of Open Door Online Inc.

(d)  FAMILY RELATIONSHIPS

     There are no family relationships between the directors, executive officers or any other person who may be selected as one of our directors or executive officers.

(e)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     None of our officers, directors, promoters or control persons have been involved in the past five (5) years in any of the following:

     (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3)  Being  subject to any order,  judgment  or  decree,  not  subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities laws, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION

     No compensation or directors fees have been paid to any executive officers or directors of Open Door Online or Open Door Records, Inc. from November 1997, the date of Open Door Records' inception, to the original Form 10-SB filing date of November 5, 1999. On November 15, 1999, we entered into three-year employment agreements with Messrs. DeBaene and Carley. Under the agreements, each is entitled to receive a base annual salary of $95,000 during the period of November 15, 1999 to December 31, 2000. The salary will be increased annually, effective January 1st of each year, except in year one, by an amount of 13% or higher as determined by the Board of Directors. In addition to the base salary amounts, each of Messrs. DeBaene and Carley will receive incentive bonuses ranging from 1-3% of our after-tax profits, standard benefits such as health and life insurance, disability payments and reimbursement of reasonable business expenses.

     In addition, On March 1, 2000, we entered into three-year employment agreements with Mr. Birmingham and Ms. Barbone. Under the agreements, each is entitled to receive a base annual salary of $75,000 during the period of March 31, 2000 to December 31, 2000. The salary will be increased annually, effective January 1st of each year, except in year one, by an amount of 13% or higher as determined by the Board of Directors. In addition to the base salary amounts, each will receive incentive bonuses ranging from 1-3% of our after-tax profits, standard benefits such as health and life insurance, disability payments and reimbursement of reasonable business expenses.

     Compensation paid to the officers and directors of Genesis Media Group and Hollywood Showcase Television Network, Inc., and Open Door Online during 1997, 1998, 1999, or 2000 were as follows:

                           SUMMARY COMPENSATION TABLE

                                                                               Long Term Compensation
                                                                         -----------------------------------
                                            Annual Compensation                  Awards            Payouts
                                     ---------------------------------   -----------------------  ----------
                                                                                      Securities
                                                             Other       Restricted   Under-                   All
              Name and                                       Annual      Stock        lying                    Other
              Principal                                      Compensa-   Award(s)     Options/    LTIP         Compensa-
              Position    Year       Salary($)   Bonus ($)   tion($)     ($)          SARs (#)    Payouts($)   tion($)
              ---------   --------   ---------   ---------   ---------   ----------   ----------  ----------   ---------
CEO           Don R.      1997       $ - 0 -     $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -
              Logan       1998       $ 66,500    $ - 0 -     $ - 0 -     $4,500,000   $ - 0 -     $ - 0 -      $ - 0 -
                          6 months
                          1999       $ - 0 -     $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -

Secretary     Barrie      1997       $ - 0 -     $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -
              Logan       1998       $ 30,826    $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -
                          6 months
                          1999       $ - 0 -     $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -

Treasurer     Carl Conte  1997       $ - 0 -     $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -
                          1998       $ 31,250    $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -
                          6 months
                          1999       $ 20,000    $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -

CEO           David       1997       $ - 0 -     $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -
              DeBaene     1998       $ - 0 -     $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -
                          1999       $ 10,962    $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -
                          4 months
                          2000       $ 31,667    $ - 0 -     $ - 0 -     $ - 0 -      $ - 0 -     $ - 0 -      $ - 0 -

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During 1998 and 1999, Mr. DeBaene has been a lender of funds to Open Door Records and subsequently to Open Door Online, Inc. As of December 31, 1998 and September 30, 1999, the outstanding balances due him are $113,643 and $498,622, including interest expense of $3,643 and $8,224, respectively. Interest rates range from 12% to 20% per annum. On January 12, 2000 Mr. DeBaene was granted a option to convert debt owed to him into common shares at a conversion price equal to the average of the closing bid price for the twenty trading days prior to the date of the request for conversion. The closing bid price on the date of the grant was $0.31.The option could be exercised immediately requiring a calculation to identify any possible accounting charge for a beneficial conversion. The calculation requires the identification of the average closing bid price for the twenty trading days immediately preceding January 12, 2000, which was $0.33 or $0.02 higher than the closing bid price on the grant date indicating no beneficial conversion charge required. On March 7, 2000, Mr. DeBaene converted $474,895 of this debt into 1,158,280 shares based on the average closing bid price of our Common Stock over the twenty-day period preceding the conversion at a value of $0.41. He has elected not to convert any of the remaining debt outstanding incurred prior to the initial filing of this registration statement. Mr. DeBaene is the only recipient of all shares related to the conversion.

     On  July  21,  1998,   Genesis  Media  Group,   Inc.   distributed  to  its
shareholders, on pro-rata basis to their holdings, shares of TranStar Communications, Inc., that Genesis Media Group owned. The management assigned 50% of its carrying value to the 50% interest being distributed and recognized a charge to retained earnings/(deficit) of $332,522 during 1998. The remaining 50% of the shares were held by the Company for future sale. During the six months ended June 30, 1999, Genesis sold some of the shares at $235,168 recognizing no gain or loss from the sale. At June 30, 1999, there was no established market for the remaining shares and a quote could not be obtained. Therefore, Genesis valued the remaining shares at no value and recognized a write-down of $93,374.

     On April 23, 1999, Genesis Media Group, Inc. issued to Don R. Logan, the former chief executive officer and director of Genesis Media Group, 9,000,000 shares of restricted common stock in lieu of compensation. At the time of the grant September 8, 1998, the fair market value of the stock based on the closing bid price was $.50 per equivalent share issued. Genesis Media Group, Inc. therefore recognized salary expense in the amount of $4,500,000 for the year ended December 31, 1998.

ITEM 8. DESCRIPTION OF SECURITIES

     Our Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $0.0001 par value per share. There is no preferred stock authorized. The shares are fully paid, non-assessable, without pre-emptive or other subscription rights and without cumulative voting rights. Holders of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of our business, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

(a)  MARKET INFORMATION

     On December 6, 1999, we were de-listed from the Over-The-Counter Bulletin Board (OTC:BB). Prior to that time, our stock had been trading under the trading symbol "NTER." The following tables set forth the highest and lowest bid prices for our and our predecessors' common stock for each calendar month during the period the stock was traded on the OTC:BB, as reported by the National Quotation
Bureau:

Predecessor: Hollywood Television Network, Inc.

                                              Bid Prices          Ask Prices
                                           ----------------    -----------------
1997                                        High       Low      High       Low
----                                       ------     -----    -------    ------
January 1 - January 31                     1          3/16     1-1/8      3/4
February 1 - February 28                   1-3/16     5/8      13/16      5/8
March 1 - March 31                         1-1/2      3/8      2          3/8
April 1 - April 30                         2-1/4      1        2-3/8      1-9/16
May 1 - May 31                             1-1/2      1        1-7/8      1
June 1 - June 30                           1-1/2      7/8      1-7/8      7/8
July 1 - July 31                           1-1/8      13/16    1-3/8      13/16
August 1 - August 31                       3-1/16     1/2      3-15/16    11/16
September 1 - September 30                 1-3/8      1        1-3/4      15/16
October 1 - October 31                     1-1/8      3/4      1-1/8      3/4
November 1 - November 30                   1          5/8      1          5/8
December 1 - December 31                   3/4        3/8      7/8        7/16

Predecessor: Hollywood Television Network, Inc.
1998

January 1 - January 31                     11/16      1/4      9/16       1/8
February 1 - February 28                   1/4        1/8      1/4        3/16
March 1 - March 31                         --         --       --         --

Predecessor: Genesis Media Group, Inc.
1998

April 1 - April 30                         --         --       --         --
May 1 - May 31                             1-5/8      1-5/16   1-15/16    1-5/8
June 1 - June 30                           1-3/8      1-1/16   1-11/16    1-1/4
July 1 - July 31                           1-3/8      5/8      1-7/16     13/16
August 1 - August 31                       11/16      3/8      11/16      7/16
September 1 - September 30                 11/16      3/8      11/16      7/16
October 1 - October 31                     3/8        1/4      7/16       1/4
November 1 - November 30                   5/16       .15      3/8        .18
December 1 - December 31                   .15        .07      3/8        .11

Predecessor: Genesis Media Group, Inc.
1999

January 1 - January 31                     .15        .09      .26        .12
February 1 - February 28                   .22        1/8      .30        1/8
March 1 - March 31                         .20        1/8      .26        1/8
April 1 - April 30                         .23        .08      .37        .13
May 1 - May 31                             .21        .16      .30        .17
June 1 - June 30                           .17        .10      .18        .11
July 1 - July 31                           .13        .08      3/16       .12

Open Door Online, Inc.
1999 1 for 30 reverse split

August 1 - August 31                       3.60       1-9/16   3.90       2.00
September 1 - September 30                 4-1/8      1-9/16   4-3/4      1-7/8
October 1 - October 31                     3-3/16     1-1/8    3-7/8      1-5/8
November 1 - November 30                   1-7/8      .15      2-5/8      .42
December 1 - December 31                   .59        .3125    .75        .32

     The above quotations are inter-dealer quotations, and the actual retail transactions may involve dealer retail markups, markdowns, or commissions for market makers of our stock. The prices quoted are based on the then stock outstanding and has not been adjusted for mergers, exchanges, splits or reverse splits. There can be no assurance the Common Stock will be accepted for trading on an active public market. In addition, the shares of Common Stock are subject to various governmental or regulatory body rules, which affect the liquidity of the shares.

     As of May 17, 2000, the shares outstanding consisted of 1,275,744 free trading shares and 10,015,821 shares issued by us are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933. Ordinarily, under Rule 144, an affiliated person holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of our then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Future sales of such shares could have an adverse effect on the market price of the Common Stock. A non-affiliated person may sell through an ordinary brokerage account, after a one year holding period, all or as many shares of stock as may desired in one or more transactions.

(b)  HOLDERS

     As of May 17, 2000, there were approximately 237 registered holders of free-trading shares and 79 holders of our restricted Common Stock, as reported by our transfer agent. Some holders own both free trading and restricted shares and would be included in both classifications above.

(c)  DIVIDENDS

     We have not paid any dividends on our Common Stock. We currently intend to retain any earnings for use in our operations and to finance the development and the expansion of our business. Therefore, we do not anticipate paying cash dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and our operating and financial condition, among other factors.

ITEM 2. LEGAL PROCEEDINGS

     We are currently vigorously defending the following suits that were either know to have been, or threatened to be, filed against Genesis Media Group, Inc. prior to the time of the acquisition and which were not disclosed to the current management as required by the acquisition agreement between Open Door Records and Genesis Media Group. We intend to seek indemnification from prior management of Genesis Media Group for any and all losses and legal expenses we incur in connection with these matters.

     WILLETTE V. GENESIS MEDIA GROUP, INC. This suit, which was filed in Crawford County, Michigan in 1998, involves a purported deficiency of compensation payable to the plaintiff for the amount of $15,184.00. We have reason to believe that the plaintiff has in fact been over paid by prior management, and we intend to pursue a counterclaim for the recovery of the excess payment. No settlement negotiations in connection with this matter are taking place at this time.

     PAMELA LANE V. GENESIS MEDIA GROUP, INC., ET. AL. In September 1999, the plaintiff in this suit filed claims of breach of contract and other tortuous claims against Genesis Media Group, our predecessor, Don Logan -------- and Shelly Liebowitz in the Los Angeles County Superior Court, State of California. The plaintiff is claiming $25,000 in damages. We intend to file a petition seeking dismissal of the suit.

     EMPIRE BURBANK STUDIOS, INC. V. LET'S DO IT AGAIN PRODUCTIONS, ET. AL. This suit, which was filed in the Los Angeles County Superior Court in 1998, involves a breach of contract claim for studio time that was allegedly contracted for and never used. The plaintiff is seeking $70,000 in damages and we are currently in the process of negotiating a settlement in this case.

     OCTAVIA ENTERTAINMENT GROUP, INC., ET. AL. V. GENESIS MEDIA GROUP, INC. ET. AL. This suit involves claims of fraudulent misrepresentation, fraudulent conversion and breach of contract for prior management's alleged failure to pay for certain equipment and not returning said equipment. This suit was just recently filed this year by the plaintiff in Grand Traverse County, Michigan, and the plaintiff is seeking $25,000 in damages. We intend to file a response to this matter immediately.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There  have  been  no  disagreements  with  our  independent  auditor.  The
Independent Certified Public Accountant for Open Door Records, Inc., our predecessor, also became the accountant for Genesis Media Group, Inc., another predecessor.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On August 17, 1997, Hollywood Showcase Television Network, Inc. issued an equivalent 303,418 shares of its common stock in conjunction with the merger and exchange of shares of Genesis Group, Inc. We believe the exemption relied for this share issuance, by prior management is included in Section 4(2) of the Securities Act of 1933. Genesis Group, Inc. made representations and warranties that these shares were issued to "accredited investors" as defined in Rule 501 of Regulation D, to be held for investment purposes only.

     During the January through March quarter of 1998 Genesis Media Group, Inc. issued a total of 1,082,860 pre reverse common shares for a sum of $23,250 of which a total of $1,000 was accepted in February and the remainder of $22,250 was received in March. These free-trading share issuances included 1,000,000 shares on February 20, 1998 to one individual and 82,860 shares on March 31, 1998 to three individuals. We believe that prior management relied on an exemption provided for in Regulation D, Rule 504 for issuing free trading shares to this small number representing themselves to be "accredited investors" as defined in Rule 501 of Regulation D.

     During the April through June quarter of 1998 Genesis Media Group, Inc. issued a total of 2,205,000 pre reverse common shares for the sum of $633,000 to seven investors. The total dollars accepted consisted of $205,000 in April and $430,000 in May of this period. The free-trading share issuances included 1,000,000 shares on April 3, 1998 to one investor and 500,000 shares to the same investor on April 22, 1998. The Company also issued 175,000 shares on April 27, 1998 to an investor and 100,000 shares on April 30, 1998 to one investor. The May share issuances included 120,000 shares on May 4, 1998, 200,000 shares on May 14, 1998, 100,000 shares on May 18, 1998 and 10,000 shares on May 20, 1998 each of the above to a single investor. We believe that prior management relied on an exemption provided in Regulation D, Rule 504 for issuing free trading shares to this small number representing themselves to be "accredited investors" as defined in Rule 501 of Regulation D.

     In the same, second quarter of 1998 the Company also issued pre reverse shares for services to a director of the Company and an employee of the Company and to three employees of a subsidiary and to one individual for services. The issuances to the directors included 436,750 shares, and 250,000 shares to complete the acquisition of TranStar. The value of the compensation shares were at the closing bid price on the date of the grant. We believe prior management issued these shares with reliance on an exemption available under Section 4(2) of the Securities Act of 1933 because of the limited number of recipients and the restricted nature of these shares and the positions held by the directors and subsidiary employees that further restricted the sale of these shares.

     During the quarter including July through September of 1998 only 90,000 pre reverse common shares were issued to a previous investor for a total of $900. These shares were issued as free-trading shares on September 4, 1998. The reliance is on Regulation D, Rule 504 as it was during the second quarter when shares were originally issued to this investor.

     Also, during the third quarter of 1998 the Company issued pre reverse restricted common shares to an employee and to an individual for services. On September 23, 1998 50,000 shares were issued to the employee and on September 30, 1998 75,000 shares were issued for legal services. All shares were issued at the closing bid price on the date of the grant. We believe prior management issued these shares with reliance on an exemption available under Section 4(2) of the Securities Act of 1933 because of the limited number of recipients and the restricted nature of these shares. The legal advisor represented himself to be "accredited investors" as defined in Rule 501 of Regulation D.

     During the October through December, 1998 quarter, prior management issued 2,824,000 pre reverse common shares to three individuals for the sum of $205,900. On October 2, 1998 74,000 shares were issued to an individual, on November 11, 1998 625,000 shares were issued to an individual and on November 24, 1998 2,000,000 shares were issued to one investor. We believe that prior management relied on an exemption provided in Regulation D, Rule 504 for issuing free trading shares to this small number representing themselves as "accredited investors" as defined in Rule 501 of Regulation D.

     In January, 1999 3,600,000 free-trading pre reverse common shares were issued to one investor for the sum of $149,116. We believe that prior management relied on an exemption provided in Regulation D, Rule 504 for issuing free trading shares to this "accredited investor" as defined in Rule 501 of Regulation D.

     On April 12, 1999, Genesis issued to Don R. Logan, the former chief executive officer and director of Genesis, an equivalent 9,000,000 pre-reverse shares of restricted common stock in lieu of compensation. At the time of the grant, September 8, 1998, the fair market value of the stock based on the asked price was $.50 per equivalent share issued. We believe prior management issued these shares with reliance on an exemption provided in Section 4(2) of the

Securities Act of 1933. Mr. Logan was the President and Chairman of the Board at the time these shares were issued and was therefore an "accredited investor" as described in Regulation D, Rule 501.

     In conjunction with the Acquisition Agreement described above, on June 17, 1999 Open Door Records, Inc. three shareholders were issued 7,000,000 restricted common shares of Genesis Media Group's common stock outstanding immediately prior to the closing of the Acquisition Agreement. In exchange, Open Door Records, Inc. shareholders submitted the 1,000 shares, representing the total outstanding shares of Open Door Records, Inc. to Genesis Media Group, Inc. The original terms of the share exchange agreement were agreed to and a letter of intent was signed on June 4, 1999. The equivalent of 1,818,665 pre reverse shares of Genesis Media Group, Inc. were issued to ten individuals including five employees of Genesis Media Group, Inc, and five promoters, commission agents or individuals who provided services related to the agreement. The issuance of these shares relied on an exemption provided in Section 4(2) of the Securities Act of 1933 in the same respect as the prior merger described above.

     On August 9, 1999, we issued 116,667 shares of our common stock to three investors for the sum of $140,000 pursuant to an offering that relied on an exemption provided in Regulation D, Rule 504 for issuing free trading shares to this small number of "accredited investors" as described in Regulation D, Rule
501. The Company has subsequently learned that the reliance on this exemption was not valid relating to the tradability of these shares and that the investor may have the right of rescission. Further information may be found in the "Management's Discussion and Analysis under the subtitle Contingent Liabilities" in this document.

     On September 17, 1999, we issued 557,333 shares of our common stock to three investors for at a price of $0.75 per share pursuant in an offering that relied on an exemption provided in Regulation D, Rule 504 for issuing free trading shares to this small number of "accredited investors" as described in Regulation D, Rule 501. The Company has subsequently learned that the reliance on this exemption was not valid relating to the tradability of these shares and that the investor may have the right of rescission. Further information may be found in the "Management's Discussion and Analysis under the subtitle Contingent Liabilities" in this document.

     Mr. David DeBaene, President, was granted the right to convert up to 100% of the debt owed to him by us, plus accrued interest, into our Common Stock on January 12, 2000. The conversion window allowed Mr. DeBaene to convert starting February 29, 2000 through May 31, 2000 at the twenty-trading day moving average prior to his conversion request. On March 7, 2000, he converted $474,895 of debt into 1,158,280 shares at a conversion price equal to the average bid price over the 20-day period preceding the conversion. We relied on an exemption provided in Section 4(2) of the Securities Act of 1933 to an accredited investor as defined in Regulation D, Rule 501. These shares are restricted pursuant to Rule 144 and further restricted by the position accorded Mr. DeBaene in the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our directors and officers may not be liable for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of law, since provisions to limit such liability have been made in the Articles of Incorporation and By-laws. These provisions allow for indemnification of our officers and directors for any liability suffered by them, or arising from their activities as officers and directors if they were not engaged in intentional misconduct, fraud or a knowing violation of law. Therefore, purchasers of our stock will have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

     Our officers and directors are accountable to us as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling our affairs. A shareholder may be able to institute legal action on behalf of himself and all other similarly stated shareholders to recover damages where we have failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in our company, including misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from us.

                          PART F/S FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
OPEN DOOR ONLINE, INC.:

Report of Independent Accountants..........................................   35

Balance Sheet - December 31, 1998 and September 30, 1999
  and 1998 (Unaudited......................................................   36

Statements of Operations for the year ended December 31, 1998
  and the nine months ended September 30, 1999 and 1998 (Unaudited)........   37

Statements of Stockholders' Equity for the years ended December 31, 1998
  and the nine months ended September 30, 1999 (Unaudited).................   38

Statements of Cash Flows for the year ended December 31, 1998
  and the nine months ended September 30, 1999 and 1998 (Unaudited)........   39

Notes to Financial Statements for the year ended December 31, 1998
  and the nine months ended September 30, 1999 and 1998 (Unaudited)........   40

GENESIS MEDIA GROUP, INC.:

Report of Independent Accountants..........................................   49

Balance Sheet - December 31, 1998 and 1997 and June 30, 1999
  and 1998 (Unaudited).....................................................   50

Statements of Operations for the two years ended December 31, 1998
  and the six months ended June 30, 1999 and 1998 (Unaudited)..............   51

Statements of Stockholders' Equity for the two years ended December 31,
  1998 and the six months ended June 30, 1999 (Unaudited)..................   52

Statements of Cash Flows for the two years ended December 31, 1998
  and the six months ended June 30, 1999 and 1998 (Unaudited)..............   53

Notes to Financial Statements for the two years ended December 31, 1998
  and the six months ended June 30, 1999 and 1998 (Unaudited)..............   54

                        Report of Independent Accountants


To the Board of Directors
Open Door Online, Inc. (formerly Genesis Media Group, Inc.)
Providence, Rhode Island


     We have audited the accompanying balance sheet of Open Door Online, Inc. (formerly Genesis Media Group, Inc.) as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Open Door Online, Inc. (formerly Genesis Media Group, Inc.) as of December 31, 1998, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                     /s/ James C. Marshall, CPA, PC

Scottsdale, Arizona
June 21, 2000

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                                 Balance Sheets
                                December 31, 1998
                   and September 30, 1999 and 1998(Unaudited)

                                                                             September 30,
                                                     December 31,      --------------------------------
                                                         1998              1999                1998
                          ASSETS                     ------------      ------------        ------------
                                                                       (Unaudited)         (Unaudited)
Current Assets
   Cash and cash equivalents                         $         33      $     78,580        $      1,195
   Accounts receivable -  trade                            37,185           261,582
   Loans receivable - trade                                                  12,500
   Loans receivable - investors (Note 10)                                   164,000
   Prepaid expenses                                         1,477            15,621
                                                     ------------      ------------        ------------
                                                           38,695           532,283               1,195

Property and equipment, net of accumulated
   depreciation (Note 5)                                  133,615           173,954              92,690
Master music library (Notes 1 and 3)                                     10,255,005
Other Assets                                                2,737             3,737               2,737
                                                     ------------      ------------        ------------
                                                     $    175,047      $ 10,964,979        $     96,622
                                                     ============      ============        ============

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
   Accounts Payable                                  $      6,720      $    109,942        $      3,076
   Payroll taxes and accrued expenses                                       212,138
   Reserve for discontinued operations (Note 2)                             500,000
   Notes payable                                          110,000           471,700              30,000
   Current portion of long term debt                                         75,000
                                                     ------------      ------------        ------------
                                                          116,720         1,368,780              33,076

Long term debt                                                              150,000
                                                     ------------      ------------        ------------
         Total liabilities                                116,720         1,518,780              33,076

Stockholders' Equity
   Common Stock (Notes 8 and 10)                            1,000             1,013               1,000
   Additional paid in capital                              71,275         9,610,372              71,275
   Retained earnings (deficit)                            (13,948)         (165,186)             (8,729)
                                                     ------------      ------------        ------------
                                                           58,327         9,446,199              63,546
                                                     ------------      ------------        ------------
                                                     $    175,047      $ 10,964,979        $     96,622
                                                     ============      ============        ============

The accompanying notes are an integral part of these financial statements.

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                            Statements of Operations
                    for the year ended December 31, 1998 and
        for the nine months ended September 30, 1999 and 1998 (Unaudited)


                                                             September 30,
                                      December 31,     ------------------------
                                         1998            1999           1998
                                       ---------       ---------      ---------
                                                      (Unaudited)    (Unaudited)
Revenue

Sales                                  $  37,185       $ 190,606      $      --
Other income                                                 458
                                       ---------       ---------      ---------
                                          37,185         191,064
Cost of sales                             10,485         118,385
                                       ---------       ---------      ---------
Gross profit                              26,700          72,679

Operating Expenses
   Administrative expenses                23,530          71,376          5,677
   Amortization and depreciation          11,321          18,942          2,158
   Interest expense                        3,888           8,224
   Office expense                          1,144           4,346            394
   Professional and outside services         765          86,741            500
   Rent                                                   11,788
   Salaries and payroll taxes                             22,500
                                       ---------       ---------      ---------

       Total Operation Expense            40,648         223,917          8,729
                                       ---------       ---------      ---------
Net Loss                               $ (13,948)      $(151,238)     $  (8,729)
                                       =========       =========      =========
   Basic and diluted earnings/loss
   per common share (Note 9)           $   (0.00)      $   (0.02)     $   (0.00)
                                       =========       =========      =========

The accompanying notes are an integral part of these financial statements.

                             Open Door Online, Inc.
                       Statements of Stockholders' Equity
                    for the year ended December 31, 1998 and
            for the nine months ended September 30, 1999 (Unaudited)



                                        Common Stock
                                   ---------------------      Paid in      Retained
                                    Shares        Amount      Capital      Earnings       Total
                                    ------        ------      -------      --------       -----
Balance at January 1, 1998         7,000,000     $ 1,000    $   71,275                  $   72,275
New Income/(Loss)                                                         $ (13,948)       (13,948)
                                  ----------     -------    ----------    ---------     ----------
Balance December 31, 1998          7,000,000       1,000        71,275      (13,948)        58,327

Issuance of Common Stock for
combination of Genesis and
Open Door (Note 8)                 1,277,626        (172)    7,963,491                   7,963,319

Issuance for acquisition costs
to sponsors, promoters, and
others (Note 8)                    1,181,665         118     1,411,673                   1,411,791

Sale of Common Stock                 673,994          67       163,933                     164,000
Net Income/(Loss)                                                          (151,238)      (151,238)
                                  ----------     -------    ----------    ---------     ----------
Balance at September 30, 1999     10,133,285     $ 1,013    $9,610,372    $(165,186)    $9,446,199
                                  ==========     =======    ==========    =========     ==========

The accompanying notes are an integral part of these financial statements.

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                            Statements of Cash Flows
                    for the year ended December 31, 1998 and
        for the nine months ended September 30, 1999 and 1998 (Unaudited)


                                                                            September 30,
                                                   December 31,      --------------------------
                                                      1998             1999             1998
                                                    ---------        ---------        ---------
                                                                    (Unaudited)      (Unaudited)
Cash flows from Operations
  Net Loss                                          $ (13,948)       $(151,238)       $  (8,729)

Adjustments to reconcile net loss to net cash used by operating activities:

  Amortization and depreciation                        11,321           18,942            2,158
                                                    ---------        ---------        ---------
Net cash flow provided by (used in) operating
  activities                                           (2,627)        (132,296)          (6,571)

Changes in operating  assets and liabilities
(net of effects from acquisition of business):
  Accounts receivable                                 (37,185)        (224,397)
  Loans receivable - trade                                             (12,500)
  Prepaid expenses                                     (1,477)         (14,144)
  Other assets                                         (2,737)          (1,000)          (2,737)
  Accounts payable                                      6,720            8,222            3,076
  Accrued expenses                                                      24,243
                                                    ---------        ---------        ---------

Net cash flow used by operating activities            (37,306)        (351,72)           (6,232)
                                                    ---------        ---------        ---------
Cash Flows from investing activities
  Acquisition of property, plant and equipment        (73,661)         (59,281)         (23,575)
                                                    ---------        ---------        ---------
  Net cash used in investing activities               (73,661)         (59,281)         (23,573)
                                                    ---------        ---------        ---------
Cash flow from financing activities
  Proceeds form issuance of debt                      110,000          325,700           30,000
  Proceeds for issuance of Common Stock                 1,000          164,000            1,000
                                                    ---------        ---------        ---------

  Net cash provided by financing activities           111,000          489,700           31,000
                                                    ---------        ---------        ---------
  Net increase in cash and cash equivalents                33           78,547            1,195

  Cash at January 1,                                       --               33               --
                                                    ---------        ---------        ---------
  Cash at end of period                             $      33        $  78,580        $   1,195
                                                    =========        =========        =========

The accompanying notes are an integral part of these financial statements.

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
              for the nine months ended September 30, 1999 and 1998
                                   (Unaudited)


Note 1 - Organization

     Open Door Records, Inc. ("Open Door") was incorporated in the state of Rhode Island on November 20, 1997. The Company had no operations during 1997.

     In June 1999, Open Door entered into a stock exchange agreement with Genesis Media Group, Inc. ("Genesis") accounted for as a reverse acquisition whereby all of Open Door's outstanding stock would be acquired in exchange for stock of Genesis. On an aggregate basis, Genesis shareholders received 0.0333 shares of the Company for each share of Genesis common stock. In addition, the agreement provides for the resignation of management and directors of Genesis and the appointment of directors and executives selected by Open Door. This agreement was completed as of June 30, 1999, whereupon the resulting entity changed its name to Open Door Online, Inc. (the "Company") and state of incorporation to New Jersey. The combination of Open Door with Genesis was accounted for as a tax-free exchange under the Internal Revenue Code.

The purchase method of accounting was performed on Genesis based on the average closing bid price including, June 17, 1999, the date of the transaction and the two trading days immediately before and after the transaction date of $3.78 on a post reverse basis. The shareholders of Genesis Media Group retained 1,277,626 common shares and 1,181,665 common shares were issued as expenses of the transaction. Since the appraised value of the music library was in excess of $38 million, the fair market value of the merger was allocated music library and results in no goodwill being recorded. A summary of assets and liabilities acquired, at established fair market value was as follows:

     Purchase Price                       $10,255,005

     Transaction Fees Incurred               (120,000)
     Current liabilities assumed             (688,885)
     Long-term liabilities assumed           (150,000)
                                          -----------
     Fair market value of Genesis         $ 9,296,120
                                          ===========

     The accompanying financial statements include the results of Open Door for all periods and the results of Genesis beginning on July 1, 1999. The unaudited pro forma financial data does not purport to represent what the Company's results from continuing operations would actually have been had the transaction in fact occurred as of an earlier date, or project the results for any future date or period.

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
              for the nine months ended September 30, 1999 and 1998
                                   (Unaudited)


Note 1 - Organization (continued)

                                                   December 31,    September 30,
                                                      1998             1999
                                                   -----------      -----------
Pro Forma (unaudited)

Revenue                                            $   558,747      $   244,164
Cost of good sold                                       92,049          123,885
                                                   -----------      -----------
   Gross Profit                                        466,698          120,279

Expenses
   Selling, general and administrative              (6,181,535)        (460,955)
   Interest expense                                    (31,950)         (18,502)
   Provision for loss on TranStar                                       (93,374)
                                                   -----------      -----------
Loss from operations                               $(5,746,787)     $  (452,552)
                                                   ===========      ===========
Basic and diluted earnings/loss per share          $     (0.61)     $     (0.05)
                                                   ===========      ===========
Weighted average number of shares                    9,459,291        9,509,334
                                                   ===========      ===========

Note 2 - Discontinued Operations

     In conjunction with the acquisition, the Company had certain capitalized leases and operating lease obligations that extend through 2003. Genesis had a number of capitalized leases and other obligations as of June 30, 1999 with scheduled payments of approximately $820,000 through 2003, which the Company is in the process of eliminating. As of June 30, 1999, the Company elected to discontinue the acquired movie production and editing business in California and accordingly provided a reserve of $500,000 in excess of the net carrying value of Genesis to terminate such leases and close the operations.

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
              for the nine months ended September 30, 1999 and 1998
                                   (Unaudited)


Note 3 - Summary of Significant Accounting Policies

The summary of significant accounting policies of Open Door Records, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management. Management is responsible for their integrity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements

Line of Business

The business of the Company to date has derived revenue from the promotion, production and studio recording services to music artists. The Company also has artist distribution contracts for the sale of recorded music for which the Company receives up to 75% of the wholesale price of each recording sold.

The Company is in the process of developing an internet presence for the sales and marketing of music and related products through the internet and expanding its promotion, production and recording services to the entertainment and music markets. No sales have been concluded from the internet site to date. We expect sales to start in the early part of the third quarter 2000.

Revenue Recognition

Recording Studio Revenue

Our recording studio revenue is derived mainly from studio rental for which we supply the facility, recording equipment, and the studio engineer. Recording studio time is billed at $350 per day and recognized upon the completion of the recording days contracted.

The engineering of the recording is the most time consuming function of producing recorded music. We recognize engineering revenue upon the release of the recording for mastering or upon acceptance of the demo by the client if no mastering is to occur. The contracts typically provide that they are cancelable by either party, with notice, and work to date would be paid upon the cancellation.

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
              for the nine months ended September 30, 1999 and 1998
                                   (Unaudited)

Artist Distribution Agreements

The distribution of music recorded on CD's, cassettes, and single or extended play vinyl at wholesale is recognized upon shipment . The Company contract with Red Eye Distribution specifies payment will be received monthly, at 80% of the product shipped three months prior .

Returns of product shipped must be approved within 90 days of shipment but may not be physically received during the 90-day period. Starting with the first shipments in the first quarter of 2000, a reserve of 20% will be maintained. The reserve of 20% is withheld from payment for sixty days after the payment is due and any returns received are applied against the reserve account. Any balance remaining in that months reserve account 150 days after the month of shipment is then remitted to the Company or any shortfall is applied against the next months reserve before remittance. To comply with FASB 5 Accounting for contingencies the Company relies on historical data per artist and title to determine the amount to record.

Collectability is reasonably assured as a result of deposits, and advances and any unpaid balance due the Company is collectible or the recordings completed in our studio are not released. Payment from our distribution agreement with Red Eye Distribution is the responsibility of Red Eye and is not dependent on receipt of payment from their customers. However, they evaluate their customers financial strength and credit worthiness prior to shipment. These customers are usually national retailers or distributors, advertisers or advertising and promotion agencies.

Equipment and Depreciation

     Depreciation has been provided on a straight-line basis for financial accounting purposes using the straight-line method over the shorter of the asset's estimated life or the lease term. The estimated useful lives of the assets are as follows:

     Record and production equipment                          5-7 Years
     Website Development                                      5-7 Years
     Leasehold improvements                                   3-10 Years

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
              for the nine months ended September 30, 1999 and 1998
                                   (Unaudited)

Note - 3  Significant Accounting Policies (continued)

Master Music Library

     The master music library consists of original and digitized masters of well known artists. The Company has the right to produce, sell, distribute or otherwise profit from its utilization of this library subject to industry standard royalty fees to be paid to artists as copies of the product are sold or distributed. The Company will amortize the library on a units sold basis in accordance with SFAS 50 that relates the capitalized costs to estimated net revenue to be realized. When anticipated sales appear to be insufficient to fully recover the basis, a provision against current operations will be made for anticipated losses. To date the Company has not utilized the library nor expensed any of the carrying value.

Comprehensive Net Loss

     There is no difference between the Company's net loss as reported for any of the periods reported herein and the Company's comprehensive loss, as defined by the Statement of Financial Accounting Standards No. 130.

Earnings Per Share

     Basic earnings per share is calculated by dividing net income/(deficit) by the average number of common shares outstanding during the period. Diluted earnings per common share is calculated by adjusting outstanding shares assuming conversion of all potentially dilutive stock options. The Company has no potentially dilutive stock options outstanding during any period presented. Therefore, basic and dilutive earnings/loss per share will be the same for the periods presented.

Contingent Liabilities

     We have been advised that the issuance of free trading common stock in August and September of 1999 were issued without a valid exemption even though the Company relied on opinions of counsel for these issuances believing that the shares were exempt under Rule 504 of Regulation D of the Securities Act of 1933. The maximum liability is $558,000 based on 116,667 common shares at a sales price $1.20 and 557,333 common shares at a sales price of $0.75 It appears that the investors may have a right of rescission, pursuant to Section 12 of the

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
              for the nine months ended September 30, 1999 and 1998
                                   (Unaudited)

Securities Act of 1933, to recover the consideration paid for such securities. For accounting purposes the amount of the contingent liability is not classified outside of permanent equity as the company believes that it is not probable that a holder would pursue rescission and prevail in asserting a right of action for rescission.

Note 4 - Accounts Receivable

     The Company expects to collect all receivables included in this Form 10-SB. Therefore no allowance has been made for bad debt.

Note 5 - Property and Equipment

     Depreciation and amortization for the year ended December 31, 1998 and the nine months ended September 30, 1999 and 1998 is $11,321, $18,942 and $2,158,
respectively.

     Property plant and equipment consist of the following:

                                                    December 31,   September 30,
                                                       1998           1999
                                                     ---------      ---------
Production Equipment                                 $ 105,306      $ 126,206
Office equipment, furniture and fixtures                33,985         57,855
Leasehold improvements                                   5,645         20,156
                                                     ---------      ---------
                                                       144,936        204,217
Less accumulated depreciation and amortization         (11,321)       (30,263)
                                                     ---------      ---------
                                                     $ 133,615      $ 173,954
                                                     =========      =========

Note 6 - Related Party Short Term Debt

     Short-term debt is due to the president of the Company for cash advances made to the Company for working capital. No repayments have been made on the balances. Advances during the year ended December 31, 1998 and the nine months ended September 30, 1999 and 1998 were $110,000, $361,700 and $30,000, respectively. The ending balances at December 31, 1998, September 30, 1999 and 1998 were $110,000, $471,700 and $30,000, respectively. Interest expense for the periods was $3,888, $8,224 and $0, respectively. See Note 9 for subsequent events.

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
              for the nine months ended September 30, 1999 and 1998
                                   (Unaudited)


Note 7 - Income Taxes

     The tax-free exchange with Genesis creates a difference in the basis of the assets between tax basis and accounting basis. At July 1, 1999, the tax basis of the assets is approximately $906,000 greater than the accounting basis. In the future, as assets are disposed of, depreciated, or amortized or liabilities paid, the deduction for tax purposes will be greater than the book basis, resulting in reduced tax expense or greater net operating loss carryover for tax purposes than would otherwise be expected. There is no certainty as to the timing of such recognition nor that the Company will be able to fully utilize these differences.

     The components of deferred tax assets and liabilities are as follows:

                                                     December 31,  September 30,
                                                        1998           1999
                                                      --------       --------
Tax effect of assets acquired in business combination  $     --       $362,000
Tax effects of reserve for discontinued operations     200,000
Tax effects of carry forward benefits:
    Net operating loss carryforwards                     5,600         60,000
                                                      --------       --------
Tax effects of carryforwards
  Tax effects of future taxable differences and
    carryforwards                                        5,600        622,000
Less deferred tax asset valuation allowance             (5,600)      (622,000)
                                                      --------       --------

Net deferred tax asset                                $     --       $     --
                                                      ========       ========

     Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Tax effects are based on a 9.0% state and 34.0% federal income tax rates for a net combined rate of 40%. The tax effects of the acquired business combination have not been recognized in the current or prior periods but will be recognized in future periods, at which time if the current period taxable income is insufficient to offset such charges for tax purposes, the effect will be available to the Company over the succeeding 20 years. The realized net operating losses expire over the next 19 years, the majority of which expire in 2018. A valuation allowance has been provided for the fully deferred tax asset amount due to the lack of operating history and operating losses in recent periods. When realization of the deferred tax asset is more likely than not to occur, the benefit related to the differences will be recognized as a reduction of income tax expense.

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
              for the nine months ended September 30, 1999 and 1998
                                   (Unaudited)


Note 8 - Common Stock

     Genesis was the nominal acquirer in the Open Door transaction in which Open Door was the nominal acquiree in the reverse acquisition. The December 31, 1998 and September 30, 1998 financial statements represent the activities of Open Door only. As the legal acquirer, the Genesis balances at January 1, 1999 were adjusted to reflect the business combination and to give effect to the one for 30 reverse split of the Genesis shares as of June 30, 1999 which resulted in the issuance of 1,277,626 shares to former holders of Genesis stock. The Company issued a total of 8,181,665 shares, 7,000,000 shares for former Open Door
Records, Inc. holders and 1,181,665 shares consisting of 665,000 shares to promoters and sponsors of the transaction and 516,665 share to former employees of Genesis to terminate employment agreements. The outstanding stock of the Company was 7,000,000 as of December 31, 1998 and 10,133,285 shares and 7,000,000 shares at September 30, 1999 and 1998, respectively, after giving effect to the Open Door stock split.

Note 9 - Earnings per Common Share

     As of December 31, 1998 and September 30, 1998, the weighted average number of shares outstanding was 7,000,000. The weighted average number of shares used to compute the earnings per share at September 30, 1999, after giving effect to the acquisition on June 30, 1999 by Genesis, the legal acquirer of Open Door Records, Inc., was 7,878,815.

                                      December 31,  September 30,  September 30,
                                         1998           1999           1998
                                      -----------    -----------    -----------
Numerator:
  Loss from continuing operations     $   (13,948)   $  (151,238)   $    (8,729)

Denominator:
  Denominator for basic and dilutive
  earnings per share - weighted
  average shares                        7,000,000      7,878,815      7,000,000
                                      -----------    -----------    -----------
Basic and dilutive earning/(loss)
per common share                      $     (0.00)   $     (0.02)   $     (0.00)
                                      ===========    ===========    ===========

                             Open Door Online, Inc.
                      (formerly Genesis Media Group, Inc.)
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
              for the nine months ended September 30, 1999 and 1998
                                   (Unaudited)


Note 10 - Stock Transactions - Subsequent Events

     During the third quarter, the Company sold 673,994 shares of its common stock pursuant to a private offering for an aggregate price of $204,000. In October 1999, the Company received the amount due on the sale of $164,000. The stock is shown as outstanding at September 30, 1999 and a receivable of the unpaid amount at that date.

     On January 12, 2000 the Company granted and on March 7, 2000 the president of the Company exercised his option to convert his loans to the Company to common stock. The conversion price was based on the average of the last 20 days average price of the stock immediately preceding the exercise. The Company issued a total of 1,183,853 shares which included principal and interest due of $473,541 and the Company reduced its liability for the debt.

Note 11 - Restatement of Change in Accounting

     The Company has restated herein the application of APBO 16 to reflect the value of the music library based on the fair market value of the stock issued for the acquisition of Genesis rather than the fair market value of the music library. This change had the effect of reducing the music library and paid in capital by approximately $3,953,995. The changes to the results of operations were not material.

                        Report of Independent Accountants

To The Board of Directors
Genesis Media Group, Inc.
Los Angeles, California

     We have audited the accompanying balance sheets of Genesis Media Group, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Genesis Media Group, Inc. as of December 31, 1998 and 1997, and the results of operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.


                                     /s/ James C. Marshall, CPA, PC


Scottsdale, Arizona
May 30, 2000

                            Genesis Media Group, Inc.
                                  Balance Sheet
                         December 31, 1998 and 1997 and
                       June 30, 1999 and 1998 (Unaudited)


                                     ASSETS

                                                      December 31,                   June 30,
                                               --------------------------   --------------------------
                                                  1998           1997          1999           1998
                                               -----------    -----------   -----------    -----------
                                                                            (Unaudited)    (Unaudited)
Current Assets
Cash and cash equivalents                      $       400    $    10,025   $     2,077    $   155,952
Accounts receivable - trade (Note 3)               186,437         13,814       176,436        198,913
Loans receivable - trade                            50,000                       50,000         50,000
Prepaid expenses                                   102,951         51,416       395,640         83,744
Market securities (Note 7)                         332,522                                     665,043
                                               -----------    -----------   -----------    -----------
     Total Current Assets                          672,310         75,255       624,153      1,153,652

Property and equipment, net of
  accumulated depreciation of $37,333
  and $15,733 for 1998 and 1997,
  respectively. (Notes 4 and 6)                    661,666        158,914       638,038        161,581
Master music library (Note 5)                      108,329         52,500       108,331         77,814

Goodwill, net of accumulated
amortization of $94,378 and $21,311
for 1998 and 1997, respectively                  1,732,287      1,805,354     1,695,754      1,768,821
Other assets                                       144,338        126,193       143,647        139,092
                                               -----------    -----------   -----------    -----------
      Total Assets                             $ 3,318,930    $ 2,218,216   $ 3,209,923    $ 3,300,960
                                               ===========    ===========   ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable                               $    17,286    $   109,840   $        --    $     8,000
Payroll taxes and accrued expenses                  46,735         17,588       113,895          4,649
Income taxes payable (Note 8)                                      53,503                       92,703
Current portion of long-term debt
(Note 6)                                           114,096                      163,320          4,276
                                               -----------    -----------   -----------    -----------
     Total Current Liabilities                     178,117        180,931       277,215        109,628

Long-term debt - capitalized lease. (Note 6)       380,124                      334,594          3,500
                                               -----------    -----------   -----------    -----------
     Total liabilities                             558,241        180,931       611,809        113,128

Stockholders' Equity
Common stock - par value $0.000,
  Authorized, 50,000,000 shares
  issued and outstanding 28,130,607
  and 17,499,327, 1998 and 1997
  respectively. (Notes 1, 9 and 10)                  3,713          2,470         3,833          2,582
Additional paid in capital                       8,688,579      1,954,560     8,827,198      3,690,513
Retained earnings (deficit)                     (5,531,603)        80,255    (6,232,917)      (505,263)
                                               -----------    -----------   -----------    -----------
     Total Stockholders' Equity                  2,760,689      2,037,285     2,598,114      3,187,832
                                               -----------    -----------   -----------    -----------
     Total Liabilities and
       Stockholders' Equity                    $ 3,318,930    $ 2,218,216   $ 3,209,923    $ 3,300,960
                                               ===========    ===========   ===========    ===========

The accompanying notes are an integral part of these financial statements.

                            Genesis Media Group, Inc.
                            Statements of Operations
                  for the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)


                                           For the year ended         For the six months ended
                                       --------------------------    --------------------------
                                          1998           1997           1999           1998
                                       -----------    -----------    -----------    -----------
                                                                     (Unaudited)    (Unaudited)
Revenue
Sales                                  $   521,562    $   829,985    $    53,100    $   461,121
                                       -----------    -----------    -----------    -----------
                                           521,562        829,985         53,100        461,121
Cost of sales                               81,564          3,196          5,500         53,271
                                       -----------    -----------    -----------    -----------
                                           439,998        826,789         47,600        407,850

Operating Expenses
  Administrative expenses                  145,128         60,836         15,930         53,851
  Amortization and depreciation            102,813         37,044         62,686         47,089

  Office expense                            11,624         40,131          5,228         29,724
  Professional and outside services        137,014        201,025         10,500         83,498
  Rent                                     106,327         27,339         18,902         54,074
  Salaries and payroll taxes             5,641,869        208,656        132,016        778,635
                                       -----------    -----------    -----------    -----------
      Total Operation Expense            6,144,775        575,031        245,262      1,046,871
                                       -----------    -----------    -----------    -----------
Income/(Loss) from operations           (5,704,777)       251,758       (197,662)      (639,021)
  Interest expense                          28,062                        10,278
  Provision for loss on sale of
Transtar Stock (Note 7)                                                   93,374
                                       -----------    -----------    -----------    -----------
Income/(Loss) before benefit/
  (provision) for income taxes          (5,732,839)       251,758       (301,314)      (639,021)

Benefit/(provision) for income taxes        53,503       (100,703)            --         53,503
                                       -----------    -----------    -----------    -----------
Net Income/(Loss)                      $(5,679,336)   $   151,055    $  (301,314)   $  (585,518)
                                       ===========    ===========    ===========    ===========

Loss per common share (Note 10)        $     (0.19)   $      0.01    $     (0.01)   $     (0.02)
                                       ===========    ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.

                            Genesis Media Group, Inc.
                       Statements of Stockholders' Equity
                  for the two years ended December 31, 1998 and
                 the six months ended June 30, 1999 (Unaudited)


                                     Common Stock
                               --------------------------      Paid in      Retained
                                 Shares         Amount         Capital      Earnings         Total
                               -----------    -----------    -----------   -----------    -----------
Balance at January 1, 1997       2,680,000    $     2,680    $    26,144   $   (12,989)   $    15,835

Merger of Genesis and
  Hollywood                     22,019,327           (210)     1,928,416       (57,811)     1,870,395
Net Income/(Loss)                                                              151,055        151,055
                               -----------    -----------    -----------   -----------    -----------

Balance at December 31, 1997    24,699,327          2,470      1,954,560        80,255      2,037,285

Sale of Common Stock             2,552,703            255        954,266                      954,521
Stock Compensation to
  Employees                      9,626,750            963      5,357,903                    5,358,866
Stock Issued in Conjunction
  with TranStar                    250,000             25        421,850                      421,875
Spin off of 50% of TranStar                                                   (332,522)      (332,522)
New Income/(Loss)                                                           (5,679,336)    (5,679,336)
                               -----------    -----------    -----------   -----------    -----------

Balance at December 31, 1998    37,128,780          3,713      8,688,579    (5,931,603)     2,760,689

Issuance of Common Stock         1,200,000            120        138,619                      138,739
Net Income/(Loss)                                                             (301,314)      (301,314)
                               -----------    -----------    -----------   -----------    -----------
Balance at June 30, 1999        38,328,780    $     3,833    $ 8,827,198   $(6,232,917)   $ 2,598,114
                               ===========    ===========    ===========   ===========    ===========

The accompanying notes are an integral part of these financial statements.

                            Genesis Media Group, Inc.
                            Statements of Cash Flows
                  for the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)


                                                 For the year ended         For the six months ended
                                             --------------------------    --------------------------
                                                1998           1997           1999           1998
                                             -----------    -----------    -----------    -----------
                                                                           (Unaudited)    (Unaudited)
Cash flows from operating activities:
  Net Income (Loss)                          $(5,679,336)   $   151,055    $  (301,314)   $  (585,518)
Adjustments to reconcile net income
(loss) to net cash provided by operating
activities:
  Amortization and depreciation                  102,813         37,044         62,686         47,089
  Non-monetary compensation                    5,358,866                                      737,016
  Provision for loss on Transtar                                                93,374
  Income tax provision                           (53,503)       100,703                       (53,503)
                                             -----------    -----------    -----------    -----------
Net cash flow provided by (used in)
operating activities                            (271,160)       288,802       (145,254)       145,084

Changes in assets and liabilities
  Accounts receivable                           (172,623)       (13,814)        10,001       (185,099)
  Notes receivable                               (50,000)                                     (50,000)
  Prepaid expenses                               (59,614)       (41,230)      (283,709)       (79,528)
  Other assets                                   (18,145)      (158,673)           691        (12,899)
  Accounts payable                               (92,564)       (55,626)       (17,276)      (101,850)
  Accrued expenses                                29,147         17,588         67,160        (12,939)
                                             -----------    -----------    -----------    -----------
                                                (363,799)      (251,755)      (233,133)      (442,315)
Net cash flow provided/(used)
by operating activities                         (634,959)        37,047       (368,387)      (297,231)

Cash flows from investing activities:
  Marketable securities purchases               (235,168)                                    (243,168)
  Marketable securities sales                    235,168
  Purchase of property, plant and
    equipment                                   (532,498)       (30,509)        (2,525)       (13,223)
  Payments on production of music
    library                                      (55,829)                           (2)       (25,314)
                                             -----------    -----------    -----------    -----------
                                                (823,495)       (30,509)       232,641       (281,705)
Cash flow from financing activities:
Principal payments on long-term debt -
  capitalized leases                             (60,530)                      (45,350)          (810)
Proceeds from issuance of long-term debt -
  capitalized leases                             554,750                        49,044          8,586
Proceeds from issuance of common stock           954,609                       133,729        717,087
                                             -----------    -----------    -----------    -----------
                                                              1,448,829        137,423        724,863

Net increase (decrease) in cash                   (9,625)         6,538          1,677        145,927

Cash at January 1                                 10,025          3,487            400         10,025
                                             -----------    -----------    -----------    -----------
Cash at end of period                        $       400    $    10,025    $     2,077    $   155,952
                                             ===========    ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)

Note 1 - Organization

     The predecessor of the Genesis media Group, Inc. ("Genesis") was incorporated in the state of New Jersey on July 27, 1987. In August 1997, Hollywood Showcase Television Network, Inc. acquired in a reverse acquisition all of the assets of Genesis Group, Inc. and changed its name to Genesis Media Group, Inc.

1997 Merger

     On August 17, 1997 (the "Merger Date"), Genesis Group, Inc. merged into Hollywood Showcase Television Network, Inc. ("Hollywood"). The shareholders of Hollywood received shares of Genesis Group, Inc. for each share of Hollywood common stock. In total, approximately 2,680,000 shares were exchanged for the outstanding stock of Hollywood.

     The Merger was accounted for as a reverse acquisition whereby Genesis Group, Inc. was treated as the acquirer and Hollywood as the acquiree, because Genesis Group, Inc. shareholders owned a majority of the surviving entity stock as of the Merger Date and Genesis owned a majority of the assets. Purchase accounting was performed on Hollywood based on the fair market value of the transaction date.

     The value of Hollywood was based on the fair market value of the assets, net of liabilities acquired by Genesis Group, Inc. at the Merger Date. A summary of the assets and liabilities acquired, at estimated fair market value was as follows:

     Current Assets                                            $   16,456
     Property, Plant & Equipment                                   42,757
     Goodwill                                                   1,826,665
                                                               ----------
          Total Assets                                          1,885,878
                                                               ----------

     Current Liabilities                                          (43,378)
                                                               ----------

          Fair market value of Hollywood                       $1,842,500
                                                               ==========

     The accompanying financial statements include the results of Genesis Group, Inc. for all periods and the results of Hollywood beginning on the Merger Date. The following 1997 pro forma selected financial data reflect the Merger as if it had occurred at the beginning of 1997. The unaudited pro forma financial data does not purport to represent what the results from continuing operations would actually have been had the transaction in fact occurred as of an earlier date, or project the results for any future date or period.

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  for the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)


Note 1 - Organization (continued)

     Pro Forma (unaudited)                                        1997
                                                               -----------
     Revenues                                                  $   888,317
     Cost of good sold                                              31,039
     Selling, general and administrative                           655,044
                                                               -----------
     Operating Income                                              202,234
                                                               -----------
     Net Income                                                $   121,334
                                                               ===========
     Income (loss) per share                                   $      0.01
                                                               ===========
     Weighted average number of shares                          24,699,329
                                                               ===========

Note 2 - Summary of Significant Accounting Policies

     The summary of significant accounting policies of Genesis Media Group, Inc. is presented to assist in understanding Genesis's financial statements. The financial statements and notes are representations of Genesis's management. Management is responsible for their integrity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Line of Business

     Genesis  was  primarily   engaged  in  media   production  and  advertising
production services.

Accounts Receivable

     Genesis  provides   allowances  against  accounts  receivable  to  maintain
sufficient reserves to cover anticipated losses.

Equipment and Depreciation

Depreciation has been provided on the same basis for tax and financial accounting purposes using the straight-line, accelerated and declining balance methods. The estimated useful lives of the assets are as follows:

Production equipment                                         5-7 Years
Office equipment furniture and fixtures                      5-10 Years
Leasehold improvements                                       3-10 years

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)


Note 2 - Summary of Significant Accounting Policies (continued)

Master Music Library

     The master music library is stated at cost for additions and improvements to the library since being acquired by Genesis and the cost incurred by the majority shareholder of Genesis prior to the library's contribution to the Genesis. Genesis was in the process of upgrading the master media before production and marketing of the various music products. Genesis intended to amortize the carrying cost of the library over the estimated useful net sales lives of the recordings in such a way that the costs would be amortized against net revenue in accordance with SFAS 50.

Goodwill is amortized on the straight-line method over a 25 years.

Revenue Recognition

     Revenue is recognized when the individual media products have been completed, delivered to the client and accepted by the client. At times, this may include the allocation of income for portions or segments of contracts that have been completed and accepted by the clients. Income is recognized in these circumstances ratably over the total units of the contract.

Copyrights and Amortization

     Copyrights were purchased and are subject to the 15 year amortization rules. For purposes of these financial statements, copyrights are amortized on the straight-line basis over 15 years.

Note 3 - Accounts Receivable

     Accounts receivable is comprised of the following:

                                          December 31,            June 30,
                                       -------------------   -------------------
                                         1998       1997       1999       1998
                                       --------   --------   --------   --------
Trade receivables                      $206,437   $ 13,814   $196,436   $198,913
Less: Allowance for doubtful accounts    20,000         --     20,000         --
                                       --------   --------   --------   --------

         Total                         $186,437   $ 13,814   $176,436   $198,913
                                       ========   ========   ========   ========

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)


Note 3 - Prepaid Expenses

     Included in prepaid expenses is a note for $20,000 from an officer of Genesis. The officer has pledged his shares of Genesis's common stock as collateral for said note.

Note 4 - Property and Equipment

Property and equipment consists of the following at cost:

                                                         1998            1997
                                                       ---------       ---------
Computer equipment                                     $  34,114       $  32,057
Office furniture                                          27,356          21,436
Office equipment                                          46,172          46,172
Production equipment                                      55,371          55,371
Capitalized lease production equipment                   515,810
Signs                                                        335
Software                                                     230
Leasehold improvements                                    19,611          19,611
                                                       ---------       ---------
                                                         698,999         174,647
Less accumulated depreciation                            (37,333)        (15,733
                                                       ---------       ---------

                                                       $ 661,666       $ 158,914
                                                       =========       =========

     Depreciation expense for the years ended December 31, 1998 and 1997 and the six months ended June 30, 1999 and 1998 was $29,746, $15,733, $26,153 and
$10,556, respectively.

     Property, plant and equipment include certain capitalized leases. Leased production equipment represents capitalized leases whereby Genesis has the right to exercise a nominal purchase option at the end of the lease period.

Note 5 - Master Music Library

     The master music library consists of movie films, music tapes and CD ROM interactive tapes. With the masters comes the rights to market, reconfigure, compile, manufacture, distribute, license, sell and lease originals or copies thereof. Genesis has an independent appraisal that identifies each item and evaluates it. The appraisal value of this library is approximately $41,000,000. Also included in inventory are the costs incurred to date in developing the movie production of the "Diary of James Dean."

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)


Note 6 - Leases

     Genesis leases certain real estate and equipment. Commitments for minimum rentals under non-cancelable leases, by year, of the future minimum payments under these leases, together with the present value of the net minimum payments under the capital leases, together with the present value of the net minimum payments as of December 31, 1998:

                                               Capital Leases   Operating Leases
                                                  --------         --------
Year ending December 31,
        1999                                      $163,320         $ 99,191
        2000                                       163,320           49,595
        2001                                       144,952
        2002                                       127,816
        2003                                        66,323
                                                  --------         --------
Total minimum lease payments                       665,731         $148,786
                                                                   ========
Less amount representing interest                  171,511
                                                  --------
Total present value of minimum payments            494,220
Less current portion of such obligations           114,096
                                                  --------
Long-term obligations with interest rates
  ranging from 11.0% to 15.0% averaging
  approximately 12.95%                            $380,124
                                                  ========

Property, plant and equipment included the following amounts for capitalized leases:

                                            December 31,          June 30,
                                         -----------------   -------------------
                                           1998      1997      1999       1998
                                         --------   ------   --------   --------
Capitalized lease production equipment   $515,810   $   --   $515,810   $232,025
Less allowance for depreciation            14,727       --     37,567      5,832
                                         --------   ------   --------   --------

                                         $501,083   $   --   $478,243   $226,193
                                         ========   ======   ========   ========

     Rent expense under operating leases for the years ended 1998 and 1997 and the six months ended June 30, 1999 and 1998 amounted to approximately $106,327, $51,095, $37,775, and $54,074, respectively.

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)


Note 7 - Investment in TranStar Communications, Inc.

     During 1998, the Company acquired all of the outstanding stock of TranStar Communications, Inc. (formerly EDMAR, Inc.), an affiliate. Also in 1998, the Company issued approximately 50% of the interest it held in TranStar to shareholders of the Company on a pro-rata basis to the shares held, as a tax free dividend. The Company recorded the transaction at the book value with a charge to retained earnings/(deficit). The remaining shares held by the Company are held for trading. At December 31, 1998, Genesis holds 576,535 rule 144 restricted shares of common stock of TranStar Communications, Inc. The carrying basis approximates the market value of the stock at December 31, 1998. At June 30, 1999 the remaining shares had no obtainable market value and the Company recognized a charge to operations for the remaining balance.

Note 8 - Income Taxes

     The Company had a net operating loss carryforward from 1996 of $118,000. The tax benefit of this carry forward was recognized in 1997 and resulted in a reduction of the tax liability of $47,200. The remaining tax liability for 1997 was offset by the net operating loss for 1998 resulting in a carryback of $53,503. Any remaining unused net operating losses from 1998 and 1999 have been offset by the valuation allowance since it is more likely than not that the Company will not realize the benefits of such carryforwards.

The components of deferred tax assets and liabilities are as follows:

                                                      December 31,    June 30,
                                                         1998           1999
                                                       ---------      ---------
Tax effects of carryforward benefits:
  Federal; net operating loss carryforwards            $  74,700      $ 313,600
                                                       ---------      ---------
Tax effects of carryforwards
  Tax effects of future taxable differences
  and carryforwards                                       74,700        313,600
                                                       ---------      ---------
Less deferred tax asset valuation allowance              (74,700)      (313,600)
                                                       ---------      ---------

Net deferred tax asset                                 $      --      $      --
                                                       =========      =========

     At December 31, 1998, Genesis has net operating loss carryforwards ("NOLs") of approximately $1,675,000 available at December 31, 1998 to offset its future U.S. taxable income. This amount may not be available or available only in limited amounts as a result of the stock exchange agreement discussed in note
12. However, the successor may authorize other tax planning techniques to utilize a portion of the remaining NOLs before they expire. These net operating losses expire over the next 19 years, the majority of which expire 2018. Any tax benefits subsequently recognized will be allocated to additional paid in capital.

                            GENESIS MEDIA GROUP, INC.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             the six months ended June 30, 1999 and 1998 (Unaudited)


Note 9 - Stockholders' Equity

     Genesis has 50,000,000 shares of stock authorized at $0.0001 par value, 37,128,780 and 24,699,327 shares outstanding at December 31, 1998 and 1997, respectively and 38,328,780 and 25,817,357 shares outstanding at June 30, 1999 and 1998.

     During 1998, Genesis issued 9,626,750 shares of common stock in lieu of monetary compensation to its chief executive (9,000,000 shares) and other employees and service providers. These issuances were recorded at the fair market value of the payments, based on the market price of the Genesis stock as of the dates the board of directors authorized each issuance. The aggregate value of these issuances was $5,358,891 during 1998.

     In addition the Company issued 250,000 shares in conjunction with the acquisition of TranStar Communications, Inc. The fair market value of the stock issued based on the market price of the Genesis stock as of the date the board authorized the issuance was $421,875.

Note 10 - Earnings per Common Share

     Earnings per common share are computed by dividing the net income/(loss) by the average number of common shares and common stock equivalents outstanding during the period. The weighted average number of common shares outstanding during the periods were approximately 29,309,948 and 10,944,788 at December 31, 1998 and 1997 and 38,295,447 and 26,864,851 at June 30, 1999 and 1998.

     Common stock equivalents are the net additional shares which would be issuable upon the exercise of the outstanding common stock options, assuming that Genesis reinvested the proceeds to purchase additional shares at market value. Common stock equivalents had no material effect on the computation of earnings per share for any period.

Note 11 - Restatement of 1997 Results of Operations and Change in Accounting

     The 1997 income has been restated to eliminate the installment sale of films since the transaction has not been completed by Genesis. The result is that sales have been reduced by $5,400,000, operating income, net income and retained earnings at December 31, 1997 have been reduced by $3,215,892.
Additionally, the Company has restated herein the application of APBO 16, interpretation 39, to reflect the value of the music library based on the cost paid the majority shareholders rather than the fair market value at the date of the contribution. This change had the effect of reducing the music library and paid in capital by approximately $41,000,000. The changes to the results of operations were not material.

Note 12 - Subsequent Company Exchange Agreement

     In June 1999, Genesis entered into a stock exchange agreement with Open Door Music, Inc. whereby Genesis would acquire all of the issued and outstanding stock of Open Door Records, Inc. in exchange for stock of Genesis. In addition, the agreement provides for the resignation of management and directors and the appointment of directors and executives selected by Open Door. This agreement was completed as of June 30, 1999, whereupon Genesis changed its name to Open Door Online, Inc. The exchange referred to in this note is not reflected in these financial statements.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

     The following exhibits are filed with this Form 10-SB:


     Number         Description
     ------         -----------

        3(i)*   Articles of Incorporation

        3(ii)*  By-laws

        10.1* Stock Exchange Agreement between Genesis Media Group, Inc. and Open Door Records, Inc.

        10.2* Employment Agreement between Open Door Online, Inc. and David N. DeBaene

        10.3* Employment Agreement between Open Door Online, Inc. and Camille M. Barbone

        10.4* Employment Agreement between Open Door Online, Inc. and Norman J. Birmingham

        10.5* Employment Agreement between Open Door Online, Inc. and Thomas Carley

        10.6* Exclusive Distribution Agreement between Richard Wagner d/b/a Wagner Music Group and Open Door Music Distribution

        10.7* Exclusive Recording Contract between Open Door Records, Inc. and Christopher O'Hara, Daniel Roselle, James Farrell, and Walter Lockhart (No Soap Radio)

        10.8*   License Agreement between Intershow Records AG and Open
                Door Music

        10.9*   Agreement between LiveOnTheNet.com and Open Door Music, Inc.

        10.10* Exclusive Distribution Agreement between KnowSavage Productions, Inc. and Open Door Music Distribution

        10.11*  Bowvau Distribution Agreement

        11.1    Statement regarding computation of per share earnings

        27.1    Financial Data Schedule

----------
* Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN DOOR ONLINE, INC.


Date: June 28, 2000


By: /s/ David N. DeBaene
    ---------------------------
    David N. DeBaene, Chairman